As confidentially submitted on September 2, 2025 to the Securities and Exchange Commission.
This draft registration statement has not been filed publicly with the Securities and Exchange
Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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Safe and Green Development Corporation
(Exact name of registrant as specified in its charter)

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Delaware	6552	87-1375590
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

100 Biscayne Blvd., #1201
Miami, Florida 33132
(904) 496-0027
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

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David Villarreal
Chief Executive Officer
100 Biscayne Blvd., #1201
Miami, Florida 33132
(904) 496-0027
(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:

Melissa Palat Murawsky, Esq. Hank Gracin, Esq. Blank Rome LLP One Logan Square 130 North 18th Street Philadelphia, PA 19103 (215) 569-5500	Ralph V. DeMartino, Esq. Marc Rivera, Esq. ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006 (202) 350-3643

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Approximate date of commencement of proposed sale to the public: From time to time after the date this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2025

Up to [•] Shares of Series B Non-Voting Convertible Preferred Stock

Up to [•] Shares of Common Stock Issuable Upon Conversion of
Shares of Series B Non-Voting Convertible Preferred Stock

We are offering up to [•] shares of our Series B Non-Voting Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”) (and up to [•] shares of our common stock, par value $0.001 (the “Common Stock”), which represents our reasonable good-faith estimate of how many shares of Common Stock may be issuable from time to time upon conversion of the Preferred Stock and payment of dividends accrued on the Preferred Stock in shares of Common Stock upon conversion of the Preferred Stock). The public offering price for each share of Preferred Stock is $25.00 (the “Offering Price”). The Offering Price was determined by the Company on an arbitrary basis and may not be indicative of the price at which shares of Preferred Stock would trade if they were listed on an exchange or were actively traded by brokers and may not bear any relationship to the assets, book value, historical earnings or net worth of the Company. See “Risk Factors” for more information.

The Conversion Price of the Preferred Stock (the “Conversion Price”) is expected to be set by us, with input from the underwriters, at the time of pricing the offering and is expected to be based upon the closing price of our Common Stock immediately prior to such pricing but may be at a discount to the then current market price of our Common Stock. The number of shares of Common Stock into which each share of Preferred Stock is convertible into is determined by dividing the Offering Price by the Conversion Price. Thus, if the Conversion Price is $1.00, each share of Preferred Stock, exclusive of dividends, is convertible into 25 shares of Common Stock. As to any fraction of a share which a holder would otherwise be entitled to receive upon such conversion, at our election, we may either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round to the nearest whole number. If the Conversion Price is set lower, or it is adjusted pursuant to the anti-dilution provision discussed below, the number of shares of Common Stock to be issued upon conversion will increase. For example, if the Conversion Price is lowered to $0.50, each share of Preferred Stock that has not previously been converted, exclusive of dividends, will be convertible into 50 shares of Common Stock.

The Certificate of Designation for our Preferred Stock contains anti-dilution provisions, which provisions require the lowering of the Conversion Price on any unconverted Preferred Stock to the purchase price of future offerings by us (subject to certain exclusions), subject to a floor price of $[•] per share (the “Floor Price”). If in the future we issue securities for less than the Conversion Price of our Preferred Stock, we will be required to reduce the relevant Conversion Price of any unconverted Preferred Stock, which will result in a greater number of shares of Common Stock being issuable upon conversion, which in turn will have a greater dilutive effect on our stockholders. If we do not have sufficient available shares for any Preferred Stock conversions, we will be required to increase our authorized shares, which may not be possible and will be time consuming and expensive. The potential for such Conversion Price adjustments may depress the price of our Common Stock regardless of our business performance, and, as a result, we may find it more difficult to raise additional equity capital while our Preferred Stock is outstanding. See “Risk Factors” for additional information.

Our Common Stock is listed on Nasdaq under the symbol “SGD.” On [•], 2025, the last reported sale price of our Common Stock on Nasdaq was $[•] per share. The recent market price used throughout this prospectus may not be indicative of the actual market price at the time of the closing of this offering or the Conversion Price. There is no established public trading market for the Preferred Stock, and we do not expect such a market to develop. Without an active trading market, the liquidity of the Preferred Stock will be limited. In addition, we do not intend to list the Preferred Stock on Nasdaq, any other national securities exchange or any other trading system.

Investing in our securities involves risks.    You should review carefully the risks and uncertainties described under the heading “Risk Factors” contained in this prospectus and under similar headings in the other documents that are incorporated by reference into this prospectus, as described beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share of Preferred Stock	Total
Public offering price(1)	$25.00	$	[•]
Underwriting discounts and commissions(2)	$1.875	$	[•]
Proceeds to us, before expenses	$23.125	$	[•]

____________

(1)      The public offering price is $25.00 per share of Preferred Stock.

(2)      Assumes no exercise of the option of the representative of the underwriters (“Dawson” or the “representative”) to purchase additional shares of our Preferred Stock as described below. We have agreed to give the underwriters a discount to the public offering price equal to seven and one-half percent (7.5%) of the aggregate purchase price paid by investors in this offering. We have also agreed to reimburse the underwriters for their accountable offering-related expenses. See “Underwriting” beginning on page 27 of this prospectus for additional information regarding total underwriting compensation.

We have granted a 45-day option to the representative to purchase from us, at the public offering price, less the underwriting discounts and commissions, up to [•] additional shares of Preferred Stock to cover over-allotments, if any.

The underwriters expect to deliver the shares of Preferred Stock against payment to the investors in this offering on or about [•], 2025.

Dawson James Securities, Inc.

The date of this prospectus is            , 2025

i

ABOUT THIS PROSPECTUS

You should rely only on the information that we have provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. You should assume that the information in this prospectus is accurate only as of the date on the cover of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the sections entitled “Where You Can Find Additional Information” and “Incorporation of Certain Information By Reference.” We urge you to carefully read this prospectus, together with the information incorporated herein by reference as described under the heading “Where You Can Find More Information.”

Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction. See “Underwriting” for additional information on these restrictions.

In this prospectus, unless otherwise specified or the context requires otherwise, we use the terms “SG DevCo,” “Company,” “we,” “us” and “our” or similar references to refer to Safe and Green Development Corporation, a Delaware corporation, together with its consolidated subsidiaries.

Smaller Reporting Company — Scaled Disclosure

Pursuant to Item 10(f) of Regulation S-K promulgated under the Securities Act, as indicated herein, we have elected to comply with the scaled disclosure requirements applicable to “smaller reporting companies,” including providing two years of audited financial statements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “anticipate,” “aim,” “believe,” “contemplate,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “poise,” “project,” “potential,” “suggest,” “should,” “strategy,” “target,” “will,” “would,” and similar expressions or phrases, or the negative of those expressions or phrases, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus and incorporated by reference into this prospectus, we caution you that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. The section in this prospectus entitled “Risk Factors” and the sections in our periodic reports, including the Annual Report on Form 10-K for the year ended December 31, 2024 filed with the Securities and Exchange Commission, or the SEC, on March 31, 2025 entitled “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as other sections in this prospectus and the documents or reports incorporated by reference into this prospectus, discuss some of the factors that could contribute to these differences.

Please consider our forward-looking statements in light of those risks as you read this prospectus and the documents incorporated by reference into this prospectus. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should not assume that the information contained in this prospectus is accurate as of any date other than as of the date of this prospectus, or that any information incorporated by reference into this prospectus is accurate as of any date other than the date of the document so incorporated by reference. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements.

If one or more of these or other risks or uncertainties materializes, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we anticipate. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this Note. Before purchasing any securities, you should consider carefully all of the factors set forth or referred to in this prospectus and the documents incorporated by reference that could cause actual results to differ.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Forward-looking statements should be regarded solely as our current plans, estimates and beliefs. We have included important factors in the cautionary statements included in this document, particularly in the section entitled “Risk Factors” of this prospectus that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements are qualified in their entirety by this cautionary statement. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. You should read this prospectus and the documents that we have filed as exhibits to this prospectus and incorporated by reference herein completely and with the understanding that our actual future results may be materially different from the plans, intentions and expectations disclosed in the forward-looking statements we make. The forward-looking statements contained in this prospectus are made as of the date of this prospectus and we do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before deciding to invest in our securities. Before you decide to invest in our securities, you should read this entire prospectus carefully and the documents incorporated by reference herein, including the information included under the heading titled “Risk Factors.”

On October 8, 2024, we effected a 1-for-20 reverse stock split of our then-outstanding Common Stock (“Stock Split”). All share and per share amounts set forth in this prospectus have been adjusted to reflect the Stock Split.

The Company

Safe and Green Development Corporation is a Delaware corporation, originally formed in 2021 under the name SGB Development Corp., to engage in real property development using purpose-built, prefabricated modules constructed from both wood and steel. From its inception through 2023, our operations primarily focused on the acquisition, entitlement, and development of residential properties in high-growth markets across the United States. These efforts included the direct acquisition of land, strategic investments in real estate entities, and joint venture partnerships targeting green, single-family and multifamily housing projects.

In 2023 and early 2024, we expanded our strategy by investing in real estate-related artificial intelligence (“AI”) technologies and entering into additional joint ventures in the Southern Texas market aimed at developing sustainable single-family housing. We also announced plans to monetize our real estate holdings by selling properties where third-party appraisals indicated meaningful value appreciation, with proceeds to be reinvested into our operations or used to fund project-level or corporate activities.

In June 2025, we completed our acquisition of Resource Group US Holdings LLC (“Resource Group”), which marked a significant strategic shift in our core business. Resource Group, through its subsidiaries, is a vertically integrated, full-service operator in the engineered soils and organic recycling industry. Its operations center on the transformation of targeted organic green waste materials into environmentally friendly soil and mulch products. Resource Group also provides comprehensive green waste logistics and collection services through its owned fleet of high-capacity transportation equipment.

While Resource Group is expected to serve as our primary operational focus going forward, we will also continue to optimize and operate our legacy real estate assets and joint venture interests. In connection with this dual-track strategy, we are evaluating the most efficient path to manage our property portfolio while supporting the growth and operational scale of Resource Group.

Corporate Information

We were incorporated in Delaware on February 27, 2021. Our principal executive office is located at 100 Biscayne Blvd., Floor 12, Suite 1201, Miami, Florida 33132, and our phone number is (904) 496-0027. We maintain a website at www.sgdevco.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

In December 2022, SG Holdings, the then owner of 100% of our issued and outstanding securities, announced its plan to separate SG DevCo and SG Holdings into two separate publicly traded companies (the “Separation”). To implement the Separation, on September 27, 2023 (the “Distribution Date”), SG Holdings, effected a pro rata distribution to SG Holdings’ stockholders of approximately 30% of the outstanding shares of our Common Stock (the “Distribution”). In connection with the Distribution, each SG Holdings’ stockholder received 0.930886 shares of our Common Stock for every five (5) shares of SG Holdings common stock held as of the close of business on September 8, 2023, the record date for the Distribution, as well as a cash payment in lieu of any fractional shares. Immediately after the Distribution, we were no longer a wholly owned subsidiary of SG Holdings and SG Holdings held approximately 70% of our issued and outstanding securities. On September 28, 2023, the Common Stock began trading on the Nasdaq Capital Market under the symbol “SGD.”

THE OFFERING

The following summary contains basic information about this offering. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus.

Securities offered by us:

Up to [•] shares of our Series B Convertible Preferred Stock (the “Preferred Stock”) (and up to [•] shares of Common Stock issuable from time to time upon conversion of the Preferred Stock at an assumed Conversion Price of $[•], which was the last reported sales price of our Common Stock on Nasdaq on [•], 2025, and payment of dividends accrued on the Preferred Stock in shares of Common Stock upon conversion of the Preferred Stock).

Each share of Preferred Stock is being offered at an offering price of $25.00 (the “Offering Price”). The Offering Price was determined by our the Company on an arbitrary basis and may not be indicative of the price at which shares of Preferred Stock would trade if they were listed on an exchange or were actively traded by brokers and may not bear any relationship to the assets, book value, historical earnings or net worth of the Company. See “Risk Factors” for more information.

Altogether we are registering [•] shares of Common Stock, which represents the maximum number of shares of Common Stock which may be issuable from time to time upon conversion of the Preferred Stock and payment of dividends accrued on the Preferred Stock in shares of Common Stock upon conversion of the Preferred Stock after giving effect to certain anti-dilution provisions contained in the Certificate of Designations of the Preferred Stock.

For more information regarding the Preferred Stock, you should carefully read the section titled “Description of Securities to be Registered” in this prospectus.

Common stock outstanding immediately before this offering	[•] shares
Common stock to be outstanding after this offering

[•] shares (assuming conversion of [•] shares of Preferred Stock into [•] shares of Common Stock and payment of all dividends accrued on the Preferred Stock in an aggregate of [•] shares of Common Stock upon conversion of the Preferred Stock at an assumed Conversion Price of $[•] per share$[•], which was the last reported sales price of our Common Stock on Nasdaq on [•], 2025, and a Stated Value per share of $25).

Conversion

The Stated Value of each share of our Preferred Stock is $25.00. Our Preferred Stock, based on its Stated Value, is convertible into shares of our Common Stock at the Conversion Price, subject to adjustment as provided in the Certificate of Designation, at any time at the option of the holder prior to [•], 2025 (the fifth anniversary of the closing of the offering), at which time all shares of outstanding Preferred Stock shall automatically and without any further action by the holder be converted into shares of our Common Stock at the then effective Conversion Price, provided that the holder will be prohibited from converting Preferred Stock into shares of our Common Stock if, as a result of such conversion, the holder, together with its affiliates, would own more than 4.99% of the total number of shares of our Common Stock then issued and outstanding. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice to us.

The Conversion Price of the Preferred Stock (the “Conversion Price”), subject to adjustment pursuant to the Preferred Stock Certificate of Designation, as discussed further below, is expected to be set by us, with input from the underwriters, at the time of pricing the offering and is expected to be based upon the closing price of our Common Stock immediately prior to such pricing but may be at a discount to the then current market price of our Common Stock. The number of shares of Common Stock into which each share of Preferred Stock is convertible into is determined by dividing the Offering Price by the Conversion Price. Thus, if the Conversion Price is $1.00, each share of Preferred Stock, exclusive of dividends, is convertible into 25 shares of Common Stock. As to any fraction of a share which a holder would otherwise be entitled to receive upon such conversion, at our election, we may either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round to the nearest whole number. If the Conversion Price is set lower, or it is adjusted pursuant to the anti-dilution provision discussed below, the number of shares of Common Stock to be issued upon conversion will increase. For example, if the Conversion Price is lowered to $0.50, each share of Preferred Stock that has not previously been converted, exclusive of dividends, will be convertible into 50 shares of Common Stock.

The Certificate of Designation for our Preferred Stock contains anti-dilution provisions, which provisions require the lowering of the Conversion Price on any unconverted Preferred Stock to the purchase price of future offerings by us (subject to certain exclusions), subject to a floor price of $[•] per share. If in the future we issue securities for less than the Conversion Price of our Preferred Stock, we will be required to reduce the relevant Conversion Price of any unconverted Preferred Stock, which will result in a greater number of shares of Common Stock being issuable upon conversion, which in turn will have a greater dilutive effect on our stockholders. If we do not have sufficient available shares for any Preferred Stock conversions, we will be required to increase our authorized shares, which may not be possible and will be time consuming and expensive. The potential for such Conversion Price adjustments may depress the price of our Common Stock regardless of our business performance, and, as a result, we may find it more difficult to raise additional equity capital while our Preferred Stock is outstanding. See “Risk Factors” for additional information.

Liquidation preference

In the event of our liquidation, dissolution, or winding up, holders of our Preferred Stock will be entitled to receive the amount of cash, securities or other property to which such holder would be entitled to receive with respect to such shares of Preferred Stock if such shares had been converted to Common Stock immediately prior to such event (without giving effect for such purposes to any beneficial ownership limitation), subject to the preferential rights of holders of any class or series of our capital stock specifically ranking by its terms senior to the Preferred Stock as to distributions of assets upon such event, whether voluntarily or involuntarily.

Dividends

The holders of Preferred Stock will be entitled to receive cumulative dividends, payable in shares of Common Stock, at the rate per share of 9% per annum of the Stated Value per share from the date of issuance of such Preferred Stock until the fifth anniversary of the date of closing of this offering. The dividends become payable in shares of Common Stock, (i) upon any conversion of the Preferred Stock, (ii) on each such other date as our board of directors may determine, subject to written consent of the holders of Preferred Stock holding a majority of the then issued and outstanding Preferred Stock, (iii) upon our liquidation, dissolution or winding up, and (iv) upon occurrence of a fundamental transaction, including any merger or consolidation, sale of all or substantially all of our assets, exchange or conversion of all of our Common Stock by tender offer, exchange offer or reclassification; provided, however, that if Preferred Stock is converted into shares of Common Stock at any time prior to the fifth anniversary of the closing of the offering, the holder will receive a make-whole payment in an amount equal to all of the dividends that, but for the early conversion, would have otherwise accrued on the applicable shares of Preferred Stock being converted for the period commencing on the conversion date and ending on the fifth anniversary of the date of closing of this offering, less the amount of all prior dividends paid on such converted Preferred Stock before the date of conversion. Make-whole payments are payable in shares of Common Stock. With respect to any dividends and make-whole payments paid in shares of Common Stock, the number of shares of Common Stock to be issued to a holder of Preferred Stock will be an amount equal to the quotient of (i) the amount of the dividend payable to such holder divided by (ii) the Conversion Price then in effect.

Voting rights

The holders of the Preferred Stock have no voting rights, except as required by law. Any amendment to our certificate of incorporation, bylaws or Certificate of Designation that adversely affects the powers, preferences and rights of the Preferred Stock requires the approval of the holders of a majority of the shares of Preferred Stock then outstanding.

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $[•] million.

We currently intend to use the net proceeds from this offering primarily for working capital and general corporate purposes. See “Use of Proceeds” for additional information.

Lock-Up

Our directors and officers have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Common Stock or securities convertible into or exercisable or exchangeable for our Common Stock for a period of 90 days after the completion of this offering. See “Underwriting” for more information.

Risk Factors

You should carefully read and consider the information set forth under “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding to invest in the Securities.

Nasdaq Stock Market symbol

Our Common Stock is listed on Nasdaq Stock Market under the symbol “SGD”. There is no established trading market for the Preferred Stock and we do not intend to apply for the listing of the Preferred Stock on any national securities exchange or other trading market. Without an active trading market, the liquidity of the Preferred Stock will be limited.

Except as otherwise indicated, the number of shares of Common Stock to be outstanding immediately after this offering is based on [•] shares of Common Stock outstanding as of [•], 2025, and excludes:

•        [•] shares of Common Stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $[•] per share;

•        [•] shares of Common Stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $[•] per share;

•        [•] shares of Common Stock issuable upon the vesting of restricted stock units; and

•        [•] shares of Common Stock reserved for future issuance under the Safe and Green Development Corporation 2023 Incentive Compensation Plan, or the 2023 Plan.

Unless otherwise indicated, all information contained in this prospectus assumes:

•        no exercise of the outstanding options, warrants, and no settlement of the restricted stock units described in the bullets above; and

•        no exercise by the representative of its option to purchase additional shares of our Preferred Stock.

RISK FACTORS

Our business, results of operations and financial condition and the industry in which we operate are subject to various risks. Accordingly, investing in our securities involves a high degree of risk. This prospectus does not describe all of those risks. You should consider the risk factors described in this prospectus below, as well as those described under the caption “Risk Factors” in the documents incorporated by reference herein, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and subsequent filings with the Securities and Exchange Commission together with the other information contained or incorporated by reference in this prospectus.

We have described below and in the documents incorporated by reference herein the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. New risks may emerge from time to time, and it is not possible for us to predict all potential risks or to assess the likely impact of all risks. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See the section titled “Special Note Regarding Forward-Looking Statements.”

Risks Related to this Offering

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Common Stock. Our failure to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our shares of Common Stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

[If you purchase shares of Preferred Stock in this offering and convert such shares of Preferred Stock at the Conversion Price, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing shares of Preferred Stock in this offering and convert such shares of Preferred Stock at the Conversion Price will pay an effective price per share of Common Stock that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors effecting such a purchase and immediate conversion will incur immediate dilution of $[•] per share, representing the difference between the Conversion Price of $[•] per share and our pro forma as adjusted net tangible book value per share as of June 30, 2025. To the extent outstanding options or warrants to purchase the Common Stock are exercised, new investors may incur further dilution. For more information on the dilution you may experience as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”]

There may be future sales of our securities or other dilution of our equity, which may adversely affect the market price of our common stock.

The issuance of securities in future offerings may cause further dilution to our stockholders, including investors in this offering. We may not be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of common stock or securities convertible into shares of common stock in future transactions may be higher or lower than the price per share in this offering. You will also incur dilution upon exercise of any outstanding stock options, warrants or upon the issuance of shares of common stock under our stock incentive programs. In addition, any future sales of a substantial number of shares of common stock in the public market, or the perception that such sales may occur, could adversely affect the price of our common stock. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares for sale will have on the market price of our common stock.

There is no public market for the shares of Preferred Stock being offered by us in this offering.

There is no established public trading market for the shares of Preferred Stock that are being offered as part of this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the shares of Preferred Stock on any national securities exchange or other nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of the shares of Preferred Stock will be limited.

The shares of Preferred Stock are speculative in nature.

Following this offering, the market value of the shares of our Common Stock is uncertain and there can be no assurance that the market value of the shares of Common Stock issuable upon conversion of the Preferred Stock will equal or exceed the Conversion Price. In the event the price of our Common Stock does not exceed the Conversion Price during a given period, the shares of Preferred Stock may only have value to the extent the holder thereof has a right to receive dividends. There is no established public trading market for shares of Preferred Stock being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the shares of Preferred Stock on any securities exchange or nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of the shares of Preferred Stock will be limited.

Holders of the Preferred Stock offered hereby will have no rights as common stockholders until such holders exercise their shares of Preferred Stock and acquire our Common Stock, except as otherwise provided in the Preferred Stock.

Until holders of the Preferred Stock acquire shares of our Common Stock upon conversion or exercise thereof, such holders will have no rights with respect to the shares of our Common Stock underlying such Preferred Stock. Upon conversion of the Preferred Stock, the holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the conversion date.

The Certificate of Designations for the Preferred Stock contains anti-dilution provisions that may result in the reduction of the Conversion Price for the Preferred Stock in the future. This feature may result in an indeterminate number of shares of common stock being issued upon conversion or exercise, as applicable.

The Certificate of Designations for our Preferred Stock contains anti-dilution provisions, which such provisions require the lowering of the Conversion Price to the purchase price of future offerings. If in the future we issue securities for less than the Conversion Price of our Preferred Stock, we will be required to further reduce the relevant Conversion Price, which will result in a greater number of shares of common stock being issuable upon conversion, which in turn will have a greater dilutive effect on our stockholders, provided, however, that the Conversion Price shall in no event be less than the Floor Price. As such, it is possible that we will not have sufficient available shares to satisfy the conversion of the Preferred Stock if we enter into a future transaction that lowers the Conversion Price. If we do not have sufficient available shares for any Preferred Stock conversions, we will be required to increase our authorized shares, which may not be possible and will be time consuming and expensive. The potential for such issuances may depress the price of our Common Stock regardless of our business performance. We may find it more difficult to raise additional equity capital while the Preferred Stock is outstanding.

Aspects of the tax treatment of the securities may be uncertain.

The tax treatment of the Preferred Stock is uncertain and may vary depending upon whether you are an individual or a legal entity and whether or not you are domiciled in the United States. In the event you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Preferred Stock.

This offering may cause the trading price of our Common Stock to decrease.

The shares of Common Stock we propose to issue upon conversion of the shares of Preferred Stock issued in this offering may result in an immediate decrease in the market price of our Common Stock. This decrease may continue after the completion of this offering.

If the price of the Common Stock fluctuates significantly, your investment could lose value.

Although the Common Stock is listed on Nasdaq, we cannot assure you that an active public market will continue for the Common Stock. If an active public market for the Common Stock does not continue, the trading price and liquidity of the Common Stock will be materially and adversely affected. If there is a thin trading market or “float” for our stock, the market price for the Common Stock may fluctuate significantly more than the stock market as a whole. Without a large float, the Common Stock would be less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of the Common Stock may be more volatile. In addition, in the absence of an active public trading market, investors may be unable to liquidate their investment in us. Furthermore, the stock market is subject to significant price and volume fluctuations, and the price of the Common Stock could fluctuate widely in response to several factors, including:

•        our quarterly or annual operating results;

•        changes in our earnings estimates;

•        investment recommendations by securities analysts following our business or our industry;

•        additions or departures of key personnel;

•        our failure to achieve operating results consistent with securities analysts’ projections; and

•        changes in industry, general market or economic conditions.

The stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in our industry. The changes often appear to occur without regard to specific operating performance. The price of the Common Stock could fluctuate based upon factors that have little or nothing to do with our company and these fluctuations could materially reduce our stock price.

The Certificate of Designation for our Preferred Stock contains anti-dilution provisions that may result in the reduction of the Conversion Price for the Preferred Stock in the future. This feature may result in additional shares of Common Stock being issued upon conversion.

The Certificate of Designation for our Preferred Stock contains anti-dilution provisions, which provisions require the lowering of the Conversion Price on any unconverted Preferred Stock to the purchase price of future offerings by us (subject to certain exclusions), subject to the Floor Price. If in the future we issue securities for less than the Conversion Price of our Preferred Stock, we will be required to reduce the relevant Conversion Price of any unconverted Preferred Stock, which will result in a greater number of shares of Common Stock being issuable upon conversion, which in turn will have a greater dilutive effect on our stockholders. If we do not have sufficient available shares for any Preferred Stock conversions, we will be required to increase our authorized shares, which may not be possible and will be time consuming and expensive. The potential for such Conversion Price adjustments may depress the price of our Common Stock regardless of our business performance, and, as a result, we may find it more difficult to raise additional equity capital while our Preferred Stock is outstanding.

We do not intend to pay dividends on the Common Stock, so any returns with respect to Common Stock received upon conversion of the Preferred Stock will be limited to increases, if any, in our stock’s value. Your ability to achieve a return on your investment will depend on appreciation, if any, in the price of the Common Stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on, among other factors, our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Any return to stockholders will therefore be limited to the appreciation in the value of their stock, if any.

The Offering Price in this offering was determined by us on an arbitrary basis and may not be indicative of the price at which shares of Preferred Stock would trade if they were listed on an exchange or were actively traded by brokers.

The Offering Price per share of Preferred Stock was determined by us on an arbitrary basis and may not be indicative of the price at which shares of Preferred Stock would trade if they were listed on an exchange or were actively traded by brokers and may not bear any relationship to the assets, book value, historical earnings or net worth of the Company. Furthermore, while the Conversion Price of the Preferred Stock is expected to be set by us, with input from the underwriters, at the time of pricing the offering and is expected to be based upon the closing price of our Common Stock immediately prior to such pricing, it may be at a discount to the then current market price of our Common Stock. There is no established public trading market for the Preferred Stock, and we do not expect a market to develop, but even if a public trading market develops for the Preferred Stock, there can be no assurance that the value of the Preferred Shares will attain market values commensurate with the Offering Price.

Except as set forth in the Certificate of Designations of the Preferred Stock, holders of shares of Preferred Stock will have no rights as a common stockholder until they acquire shares of the Common Stock.

Except as set forth in the Certificate of Designations of the Preferred Stock, the shares of Preferred Stock offered hereby do not confer any rights of Common Stock ownership on their holders, such as voting rights, but rather merely represent the right to acquire shares of the Common Stock upon conversion of such shares of Preferred Stock. Until holders of the shares of Preferred Stock acquire shares of the Common Stock upon conversion of such shares of Preferred Stock, holders of shares of Preferred Stock will have no rights with respect to our shares of Common Stock underlying such shares of Preferred Stock.

Provisions of the Certificate of Designations of the Preferred Stock offered by this prospectus could discourage an acquisition of us by a third party.

In addition to the provisions of our amended and restated certificate of incorporation, as amended and our amended and restated bylaws, certain provisions of the Certificate of Designations of the Preferred Stock offered by this prospectus could make it more difficult or expensive for a third party to acquire us. The Certificate of Designations prohibits us from engaging in certain transactions constituting “fundamental transactions” unless, among other things, the surviving entity assumes our obligations under the Preferred Stock. These and other provisions of the Certificate of Designations could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[•] million (or $[•] million if the representative exercises its option to purchase additional shares in full) based upon an assumed public offering price of $25.00 per share of Preferred Stock, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

[Each $[•] increase (decrease) in the public offering price of $25.00 per share of Preferred Stock would increase (decrease) the net proceeds to us from this offering by approximately $[•] million, assuming the number of shares of Preferred Stock offered, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each [•] increase (decrease) in the number of shares of Preferred Stock offered by us in this offering would increase (decrease) the net proceeds to us from this offering by approximately $[•] million, assuming that the price per share of Preferred Stock for the offering remains at $25.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.]

We currently intend to use the net proceeds from this offering primarily for working capital and general corporate purposes, including [•].

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our intentions as of the date of this prospectus based upon our current plans and business conditions to use and allocate the net proceeds of the offering. However, our management will have significant flexibility and discretion in the timing and application of the net proceeds of the offering. Unforeseen events or changed business conditions may result in application of the proceeds of the offering in a manner other than as described in this prospectus.

To the extent that the net proceeds we receive from the offering are not immediately applied for the above purposes, we plan to invest the net proceeds in short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DILUTION

Purchasers of the shares of Preferred Stock offered by this prospectus who convert such shares of Preferred Stock at the Conversion Price will suffer immediate and substantial dilution in the net tangible book value per share of Common Stock they receive upon conversion. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of our Common Stock outstanding as of June 30, 2025. Our historical net tangible book value as of June 30, 2025, was approximately $4.361 million, or $1.39 per share of Common Stock, based upon 3,019,340 shares of Common Stock outstanding as of that date.

Our pro forma net tangible book value as of June 30, 2025, was approximately $5.135 million, or $1.14 per share of Common Stock, after taking into account (i) the sale of an aggregate of 1,377,773 shares of Common Stock subsequent to June 30, 2025 pursuant to the terms of our outstanding debentures; (ii) the issuance of 309,691 shares of Common Stock, together with pre-funded warrants exercisable for 173,681 shares of Common Stock and five-year warrants to purchase 483,372 shares of Common Stock for aggregate gross proceeds of $560,422; (iii) in consideration for a waiver, the issuance of a five-year pre-funded warrant exercisable for 400,000 shares of Common Stock; (iv) in consideration for a waiver, the issuance of 108,548 shares of Common Stock; and (v) the issuance of 150,000 shares of Common Stock to Dawson James as a financial advisory fee in connection with a private placement.

After giving effect to the pro forma adjustments set forth above and the sale by us in this offering of [•] shares of our Preferred Stock in this offering at a public offering price of $25 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2025, would have been approximately $[•], or approximately $[•] per share (assuming conversion of [•] shares of Preferred Stock into [•] shares of Common Stock, payment of all dividends accrued on the Preferred Stock in an aggregate of [•] shares of Common Stock upon conversion of the Preferred Stock at the assumed Conversion Price of [•] (which is the last reported sale price of our Common Stock on Nasdaq on [•], 2025) and a stated value per share of $25. This represents an immediate increase in net tangible book value of approximately $[•] per share of Common Stock to our existing security holders and an immediate dilution in as adjusted net tangible book value of approximately $[•] per share to investors of our securities in this offering, as illustrated by the following table:

Assumed Conversion Price	$
Historical net tangible book value per share as of June 30, 2025	$
Pro Forma net tangible book value per share as of June 30, 2025	$
Increase per share attributable to the offering	$
Pro Forma as adjusted net tangible book value per share after giving effect to the offering and the assumed conversion of the shares of Preferred Stock issued in the offering	$
Dilution in net tangible book value per share to new investors	$

Each $0.10 increase (decrease) in the assumed Conversion Price of $[•] per share (which is the last reported sale price of our Common Stock on Nasdaq on [•], 2025) would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering, assuming the immediate conversion of the shares of Preferred Stock issued in this offering at the assumed Conversion Price, by approximately $[•] per share, and the dilution to new investors by $[•] per share, assuming the number of shares of Preferred Stock offered, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each [•] increase (decrease) in the number of shares of Preferred Stock offered by us in this offering would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering, assuming the immediate conversion of the shares of Preferred Stock issued in this offering at the assumed Conversion Price, by approximately $[•] per share, and the dilution to new investors by $[•] per share, assuming that the Conversion Price remains at $[•] (which is the last reported sale price of our Common Stock on Nasdaq on [•], 2025), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriter’s option to purchase additional shares of Preferred Stock from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering (assuming the immediate conversion of the shares of Preferred Stock issued in this offering at the assumed Conversion Price) would be $[•] per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $[•] per share and the dilution to investors of our securities in this offering would be $[•] per share.

The table and discussion above are based on 3,132,103 shares of Common Stock issued and outstanding as of June 30, 2025 and excludes as of that date:

•        944,420 shares of Common Stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $0.9094 per share;

•        1,500,000 shares of Series A Convertible Preferred Stock; and

•        118,859 shares of Common Stock reserved for future issuance under the 2023 Plan.

To the extent that any outstanding warrants or options are exercised, new options or restricted stock units are issued under our equity incentive plans, or we otherwise issue additional shares of Common Stock in the future, at a price less than the public offering price, there will be further dilution to the investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Common Stock and we do not currently intend to pay any cash dividends on our Common Stock in the foreseeable future. We expect to retain all available funds and future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends, if any, on our Common Stock will be at the discretion of our board of directors and will depend on, among other factors, the terms of any outstanding preferred stock, our results of operations, financial condition, capital requirements and contractual restrictions.

DESCRIPTION OF OUR CAPITAL STOCK

The following description of our capital stock and the provisions of our certificate of incorporation, as amended (the Certificate of Incorporation”), and our second amended and restated bylaws (the “Bylaws”) are summaries and are qualified by reference to the certificate of incorporation and the bylaws. We have filed copies of these documents with the SEC as exhibits to the registration statement of which this prospectus forms a part.

General

The following is a description of the material terms of our Common Stock. This is a summary only and does not purport to be complete. It is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation, and our amended and restated bylaws, each of which are incorporated by reference as an exhibit to our most recent Annual Report on Form 10-K. We encourage you to read our amended and restated certificate of incorporation, our amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”), for additional information.

Common Stock

Our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $0.001 per share. Holders of shares of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by our stockholders, other than matters relating to the election and removal of directors and the amendment of our amended and restated bylaws, must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. The holders of our Common Stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Common Stock are entitled to receive dividends when and if declared by our Board of Directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and subject to any rights of preferred stockholders, the holders of shares of our Common Stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our Common Stock do not have preemptive, subscription, redemption, or conversion rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

Preferred Stock

Our Board of Directors has the authority, without action by our stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series or classes and to designate the rights, preferences and privileges of each series or class, which may be greater than the rights of our common stock. There are no shares of preferred stock designated or outstanding. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of the preferred stock. However, the effects might include:

•        restricting dividends on our common stock;

•        diluting the voting power of our common stock;

•        impairing liquidation rights of our common stock; or

•        delaying or preventing a change in control of us without further action by our stockholders.

The Board of Directors’ authority to issue preferred stock without stockholder approval could make it more difficult for a third-party to acquire control of our company and could discourage such attempt. We have no present plans to issue any shares of preferred stock.

Series A Preferred Stock

Our Board has designated 1,500,000 shares of our Preferred Stock as Series A Preferred Stock. The following description of the Series A Certificate of Designations does not purport to be complete and is qualified in its entirety by reference to the full text of the Series A Certificate of Designations, a copy of which is incorporated by reference herein.

Subject to, and following, the approval by our stockholders of the issuance of the Common Stock upon the conversion of the Series A Preferred Stock, each share of Series A Preferred Stock shall thereafter be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into six fully paid and nonassessable shares of Common Stock. No fractional shares of Common Stock will be issued upon conversion of the Series A Preferred Stock.

The Series A Preferred Stock ranks pari passu with the Common Stock with respect to payment of dividends and the consummation of any redemption.

The holders of the Series A Preferred Stock are not entitled to receive any dividends or other distributions payable with respect to their shares.

In the event of the liquidation, dissolution or winding-up of the Company, the holders of Series A Preferred Stock are entitled to receive $25.00 per share of Series A Preferred Stock, plus accrued but unpaid dividends thereon, whether declared or not, before any amount is paid or any assets distributed to holders of shares of the Company ranking junior as to the return of capital to the Series A Preferred

Except as otherwise required by law, the Series A Preferred Stock has no voting rights; provided, however, as long as any shares of Series A Convertible Preferred Stock are outstanding, we will not, without the affirmative vote of the holders of a majority of the then outstanding shares of Series A Preferred Stock, alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock or alter or amend the Certificate of Designation.

Forum Selection

Our amended and restated certificate of incorporation and amended and restated bylaws provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have subject matter jurisdiction, the federal district court of the State of Delaware) is the exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or our stockholders; (iii) any action asserting a claim arising pursuant to the provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation, our amended and restated bylaws or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim against us or any director, officer or employee of the Company that is governed by the internal affairs doctrine of the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that the federal district courts of the United States of America is the exclusive forum for the resolution of any complaint asserting a cause of action against under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Nothing in our amended and restated certificate of incorporation or amended and restated bylaws will preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

Anti-Takeover Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that may delay, defer, or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our Board of Directors the power to discourage acquisitions that some stockholders may favor.

Section 203 of the DGCL

We are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our Board of Directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Blank Check Preferred Stock

Our Board of Directors has the right to issue preferred stock in one or more series and to determine the designations, rights, preferences of such preferred stock without stockholder approval. As a result, our Board of Directors could, without stockholder approval, authorize the issuance of preferred stock with voting, dividend, redemption, liquidation, sinking fund, conversion and other rights that could proportionately reduce, minimize or otherwise adversely affect the voting power and other rights of holders of the Company’s capital stock or that could have the effect of delaying, deferring or preventing a change in control.

Classified Board of Directors

Our amended and restated certificate of incorporation divides our Board of Directors into three classes serving three-year terms, with one class being elected each year by a plurality of the votes cast by the stockholders entitled to vote on the election.

Removal of Directors

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that, (i) subject to the rights of holders of any series of preferred stock or any limitation imposed by law, the Board of Directors or any individual director may be removed from office at any time with cause by the affirmative vote of the holders of majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote generally at an election of directors; and (ii) subject to the rights of holders of any series of preferred stock, neither the Board of Directors nor any individual director may be removed without cause.

Board Vacancies

Our amended and restated certificate of incorporation and our amended and restated bylaws, provide that any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors, may be filled only by the affirmative vote of a majority of our directors then in office, even though less than a quorum of the Board of Directors.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and our amended and restated bylaws prohibit stockholders from acting by written consent. Accordingly, stockholder action must take place at an annual or a special meeting of the Company’s stockholders.

Special Meetings of Stockholders

Our amended and restated bylaws also provide that, except as otherwise required by law, special meetings of the stockholders may only be called by our Board of Directors, Chairman of the Board of Directors or our Chief Executive Officer.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Stockholders wishing to nominate persons for election to our Board of Directors or to propose any business to be considered by our stockholders at an annual meeting must comply with certain advance notice and other requirements which are set forth in our amended and restated bylaws. Likewise, if our Board of Directors has determined that directors shall be elected at a special meeting of stockholders, stockholders wishing to nominate persons for election to our Board of Directors at such special meeting must comply with certain advance notice and other requirements which are set forth in our amended and restated bylaws.

Amendment of Certificate of Incorporation or Bylaws

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended or repealed by a majority vote of our Board of Directors or by the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be eligible to cast in an election of directors.

Limitations on Liability and Indemnification of Officers and Directors

As permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors and officers for monetary damages resulting from breaches of certain fiduciary duties as a director or officer, as applicable, except to the extent such an exemption from liability thereof is not permitted under the DGCL. The effect of these provisions are to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director or officer for breach of fiduciary duties as a director or officer, subject to certain exceptions in which case the director or officer would be personally liable. An officer may not be exculpated for any action brought by or in the right of the corporation. A director may not be exculpated for improper distributions to stockholders. Further, pursuant to Delaware law, a director or officer may not be exculpated for:

•        any breach of his duty of loyalty to us or our stockholders;

•        acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; and

•        any transaction from which the director or officer derived an improper personal benefit.

These limitations of liability will not apply to liabilities arising under the federal or state securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

In addition, our amended and restated bylaws provide that we will indemnify our directors and executive officers to the fullest extent permitted by law, and may indemnify other officers, employees and other agents. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding. We entered into separate indemnification agreements with our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. These agreements, among other things, require us to indemnify our directors and officers for expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such directors or officers or on his or her behalf in connection with any action or proceeding arising out of their services as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request provided that such person follows the procedures for determining entitlement to indemnification and advancement of expenses set forth in the indemnification agreement. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of SG DevCo. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

Our transfer agent and registrar for our Common Stock is Equiniti Trust Company, LLC.

Listing

Our Common Stock is listed on the Nasdaq Capital Market under the ticker symbol “SGD.”

DESCRIPTION OF SECURITIES TO BE REGISTERED

We are offering up to [•] shares of our Preferred Stock. We are also registering the shares of Common Stock issuable from time to time upon conversion of the shares of Preferred Stock offered hereby.

Series B Convertible Preferred Stock Being Issued in this Offering

The following summary of certain terms and provisions of the Preferred Stock offered in this offering is subject to, and qualified in its entirety by reference to, the terms and provisions set forth in our Certificate of Designation of Preferences, Rights and Limitations of the Preferred Stock, which has been filed as an exhibit to the registration statement of which this prospectus is a part (the “Certificate of Designation”).

Conversion into Shares of Common Stock

Our Preferred Stock is convertible into shares of our Common Stock (subject to the beneficial ownership limitations as provided in the Certificate of Designation), based upon the Conversion Price per share of Common Stock, subject to adjustment as provided in the Certificate of Designation and discussed further below, at any time at the option of the holder prior to the fifth anniversary of the closing of the offering, at which time all shares of outstanding Preferred Stock shall automatically and without any further action by the holder be converted into shares of our Common Stock at the then effective Conversion Price, provided that the holder will be prohibited from converting Preferred Stock into shares of our Common Stock if, as a result of such conversion, the holder, together with its affiliates, would own more than 4.99% of the total number of shares of our Common Stock then issued and outstanding. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice to us. otwithstanding the foregoing, in no event shall the conversion price be less than the Floor Price as further described below under the heading “Anti-Dilution.”

The Conversion Price of the Preferred Stock, subject to adjustment pursuant to the Certificate of Designation, as discussed further below, is expected to be set by us, with input from the underwriters, at the time of pricing the offering and is expected to be based upon the closing price of our Common Stock immediately prior to such pricing but may be at a discount to the then current market price of our Common Stock. The number of shares of Common Stock into which each share of Preferred Stock is convertible into is determined by dividing the Offering Price by the Conversion Price. Thus, if the Conversion Price is $1.00, each share of Preferred Stock, exclusive of dividends, is convertible into 25 shares of Common Stock. As to any fraction of a share which a holder would otherwise be entitled to receive upon such conversion, at our election, we may either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round to the nearest whole number. If the Conversion Price is set lower, or it is adjusted pursuant to the anti-dilution provision discussed below, the number of shares of Common Stock to be issued upon conversion will increase. For example, if the Conversion Price is lowered to $0.50, each share of Preferred Stock that has not previously been converted, exclusive of dividends, we be convertible into 50 shares of Common Stock. As to any fraction of a share which a holder would otherwise be entitled to receive upon such conversion, at our election, we may either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round to the nearest whole number.

Anti-Dilution Provisions

The Certificate of Designation for our Preferred Stock contains anti-dilution provisions, which provisions require the lowering of the Conversion Price on any unconverted Preferred Stock to the purchase price of future offerings by us (subject to certain exclusions), subject to the Floor Price. If in the future we issue securities for less than the Conversion Price of our Preferred Stock, we will be required to reduce the relevant Conversion Price of any unconverted Preferred Stock, which will result in a greater number of shares of Common Stock being issuable upon conversion, which in turn will have a greater dilutive effect on our stockholders. More specifically, except in connection with certain exempt issuances stipulated in the Certificate of Designation, the Certificate of Designation stipulates that if, at any time while the Preferred Stock is outstanding, we sell or grant any option to purchase or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any sale, grant or any option to purchase or other disposition) any Common Stock or any securities which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock (“Common Stock Equivalents”) at an effective price per share that is lower than the then Conversion Price of the Preferred Stock

(such lower price, the “Base Conversion Price”) then the Conversion Price of the Preferred Stock then outstanding automatically will be reduced to equal the Base Conversion Price at the time such Common Stock or Common Stock Equivalents are issued. Notwithstanding the foregoing, in no event shall the conversion price be less than the Floor Price, which such Floor Price shall equal [•].

If we do not have sufficient available shares for any Preferred Stock conversions, we will be required to increase our authorized shares, which will require shareholder approval, which may not be possible and will be time consuming and expensive. The potential for such Conversion Price adjustments may depress the price of our Common Stock regardless of our business performance, and, as a result, we may find it more difficult to raise additional equity capital while our Preferred Stock is outstanding. See “Risk Factors” for additional information.

Dividends

The holders of Preferred Stock will be entitled to receive cumulative dividends at the rate per share of 9% per annum of the $25.00 Stated Value per share from the date of issuance of such share of Preferred Stock until the fifth anniversary of the closing of the offering. The dividends become payable in shares of Common Stock (i) upon any conversion of the Preferred Stock, (ii) on each such other date as our board of directors may determine, subject to written consent of the holders of Preferred Stock holding a majority of the then issued and outstanding Preferred Stock, (iii) upon our liquidation, dissolution or winding up, and (iv) upon occurrence of a fundamental transaction, including any merger or consolidation, sale of all or substantially all of our assets, exchange or conversion of all of our Common Stock by tender offer, exchange offer or reclassification; provided, however, that if Preferred Stock is converted into shares of Common Stock at any time prior to the fifth anniversary of the closing of the offering, the holder will receive a make-whole payment in an amount equal to all of the dividends that, but for the early conversion, would have otherwise accrued on the applicable shares of Preferred Stock being converted for the period commencing on the conversion date and ending on the fifth anniversary of the closing of the offering, less the amount of all prior dividends paid on such converted Preferred Stock before the date of conversion. Make-whole payments are payable in shares of Common Stock.

With respect to any dividend payments and make-whole payments paid in shares of Common Stock, the number of shares of Common Stock to be issued to a holder of Preferred Stock will be an amount equal to the quotient of (i) the amount of the dividend payable to such holder divided by (ii) the Conversion Price then in effect, provided that the conversion price shall not be less than the Floor Price.

Liquidation

In the event of our liquidation, dissolution, or winding up, holders of our Preferred Stock will be entitled to receive the amount of cash, securities or other property to which such holder would be entitled to receive with respect to such shares of Preferred Stock if such shares had been converted to Common Stock immediately prior to such event (without giving effect for such purposes to the 4.99% or 9.99% beneficial ownership limitation, as applicable) subject to the preferential rights of holders of any class or series of our capital stock specifically ranking by its terms senior to the Preferred Stock as to distributions of assets upon such event, whether voluntarily or involuntarily.

Voting Rights

The holders of the Preferred Stock have no voting rights, except as required by law. Any amendment to our articles of incorporation, bylaws or Certificate of Designation that adversely affects the powers, preferences and rights of the Preferred Stock requires the approval of the holders of a majority of the shares of Preferred Stock then outstanding.

Listing

The Preferred Stock will not be listed on the Nasdaq Capital Market or any other exchange or trading market. We do not plan on making an application to list the Preferred Stock on the Nasdaq Capital Market, any other national securities exchange or any other nationally recognized trading system. The Common Stock issuable upon conversion of the Preferred Stock is listed on the Nasdaq Capital Market under the ticker symbol “SGD.”

Transfer Agent and Registrar

Shares of Preferred Stock will be issued in book-entry form under a transfer agency and service agreement between Equiniti Trust Company, LLC, as transfer agent, and us, and shall initially be represented by one or more book-entry certificates deposited with DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Our transfer agent and registrar for the Preferred Stock is Equiniti Trust Company, LLC.

Certificate of Designations

You should review a copy of the certificate of designation of the Preferred Stock, which has been filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions of the Preferred Stock.

This offering also relates to the shares of Common Stock issuable upon conversion of the Preferred Stock.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of material U.S. federal income tax consequences of the acquisition of shares of Preferred Stock (the “Shares”) in the offering and the acquisition, ownership, and disposition of shares of our common stock issuable as a distribution with respect to the Shares or upon conversion of the Shares (such as common stock, the “Common Stock”).

Scope of this Summary

This summary is for general information purposes only and does not purport to be a complete analysis of all potential U.S. federal income tax consequences of the acquisition, ownership and disposition of Shares and Common Stock. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. In addition, this summary does not take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular holder. Each holder should consult its own tax advisors regarding the U.S. federal, state and local, and non-U.S. tax consequences of the acquisition, ownership and disposition of Shares and Common Stock.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Shares and Common Stock. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.

U.S. Holders

As used in this summary, the term “U.S. Holder” means a beneficial owner of Shares acquired pursuant to this prospectus and a beneficial owner of Common Stock acquired upon conversion of the Shares or acquired as a distribution with respect to the Shares that is for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the U.S;

•        a corporation (or other entity taxable as a corporation) organized under the laws of the U.S., any state thereof or the District of Colombia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

The term “Non-U.S. Holder” means any beneficial owner of Shares acquired pursuant to this prospectus and a beneficial owner of Common Stock acquired upon conversion of the Shares or acquired as a distribution with respect to the Shares that is not a U.S. Holder.

Holders Subject to Special U.S. Federal Income Tax Rules

This summary deals only with persons or entities who acquire Shares in the offering and who hold Shares or Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This summary does not address all aspects of U.S. federal income taxation that may be applicable to holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax law, such as (without limitation): banks, insurance companies, and other financial institutions; dealers or traders in securities, commodities or foreign currencies; regulated investment companies; U.S. expatriates or former long-term residents of the U.S.; persons holding Shares or Common Stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment; persons holding Shares or Common Stock as a result of a constructive sale; entities that acquire Shares or Common Stock that are treated as partnerships for U.S. federal income tax purposes and partners in such partnerships; real estate investment trusts; U.S. Holders that have a “functional currency” other than the U.S. dollar; holders that acquired Shares or Common Stock in connection with the exercise of employee stock options or otherwise as consideration for services; or holders that are “controlled foreign corporations” or “passive foreign investment companies.” Holders that are subject to special provisions under the Code, including holders described immediately above, should consult their own tax advisors regarding the U.S. federal, state and local, and non-U.S. tax consequences arising from and relating to the acquisition, ownership and disposition of Shares and Common Stock.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Shares or Common Stock, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner or entity. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Shares or Common Stock.

Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax, or non-U.S. tax consequences to holders of the acquisition, ownership, and disposition of Shares and Common Stock. Each holder should consult its own tax advisors regarding the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax, and non-U.S. tax consequences of the acquisition, ownership, and disposition of Shares and Common Stock.

U.S. Federal Income Tax Consequences to U.S. Holders of the Acquisition, Ownership and Disposition of Shares and Common Stock

Distributions

Cash distributions made on Shares and Common Stock generally will be included in a U.S. Holder’s income as ordinary dividend income to the extent of our current and accumulated earnings and profits (determined under U.S. federal income tax principles) as of the end of our taxable year in which the distribution occurs. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a U.S. Holder’s basis in Shares or Common Stock, but not below zero, and then will be treated as gain from the sale of stock, which will be taxable according to rules discussed under the heading “Sale, Certain Redemptions or Other Taxable Disposition of Shares and Common Stock” below Cash dividends received by non-corporate U.S. Holders are generally taxed at a maximum tax rate of 20%, provided certain holding period and other requirements are satisfied. Cash distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Shares or Common Stock and thereafter as capital gain from the sale or exchange of such Shares or Common Stock, which will be taxable according to rules discussed under the heading “Sale, Certain Redemptions or Other Taxable Dispositions of Shares and Common Stock,” below. Cash dividends received by a corporate holder may be eligible for a dividends received deduction, subject to applicable limitations.

Although it is not entirely free from doubt, U.S. holders of Shares should not be subject to U.S. federal income tax upon the receipt of Common Stock issued as a dividend upon the conversion of Shares. U.S. Holders should consult their tax advisors concerning the tax treatment of distributions of Common Stock made on the Shares.

Sale, Certain Redemptions or Other Taxable Dispositions of Shares and Common Stock

Upon the sale, redemption, or other taxable disposition of Shares or Common Stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in the Shares or Common Stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period in the Shares or Common Stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by non-corporate U.S. Holders will generally be subject to a maximum U.S. federal income tax rate of 20%. Deductions for capital losses are subject to limitations.

Conversion of Shares in Exchange for Common Stock

A U.S. Holder will not recognize any gain or loss by reason of receiving Common Stock in exchange for our Shares upon conversion of the Shares. A U.S. Holder’s initial tax basis in Common Stock received upon the conversion of its Shares (including Common Stock received as a dividend upon conversion) should be equal to such U.S. Holder’s tax basis in such Shares. A U.S. Holder’s holding period for Common Stock received upon the conversion of its Shares should carry over from the converted Shares.

Constructive Dividends

The conversion rate of the Shares is subject to adjustment in certain circumstances. Adjustments that have the effect of increasing the proportionate interest of holders of our Shares in our assets or earnings can give rise to deemed dividend income to such holders. Similarly, a failure to adjust the Conversion Price to reflect a stock dividend or other events increasing the proportionate interest of the holders of Common Stock can, in some circumstances, give rise to deemed dividend income to such common stock holders. Such deemed dividend income is taxable to such holders in the taxable year of the adjustment (or failure to adjust).

Other U.S. Federal Income Tax Consequences Applicable to U.S. Holders

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends on and net gain from the disposition of Shares or Common Stock. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Shares and Common Stock.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of dividends on Shares and Common Stock and to the proceeds of a sale of Shares or Common Stock paid to a U.S. Holder unless the U.S. Holder is an exempt recipient (such as a corporation). Backup withholding will apply to those payments if the U.S. Holder fails to provide its correct taxpayer identification number, or certification of exempt status, or if the U.S. Holder is notified by the IRS that it has failed to report in full payments of interest and dividend income. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is furnished in a timely manner to the IRS.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of the Acquisition, Ownership and Disposition of Shares and Common Stock

Conversion of Shares in Exchange for Common Shares

A Non-U.S. holder will not recognize any gain or loss by reason of receiving Common Stock, in exchange for our Shares upon conversion of the Shares. A Non-U.S. Holder’s initial tax basis in Common Stock received upon the conversion of its Shares (including Common Stock received as a dividend upon conversion) should be equal to such Non-U.S. Holder’s tax basis in its converted Shares. A Non-U.S. Holder’s holding period for Common Stock received upon the conversion of its Shares should carry over from the Shares.

Constructive Dividends

The conversion rate of our Shares is subject to adjustment in certain circumstances. Adjustments that have the effect of increasing the proportionate interest of holders of our Shares in our assets or earnings can give rise to deemed dividend income to such holders. Similarly, a failure to adjust the Conversion Price to reflect a stock dividend or other events increasing the proportionate interest of the holders of Common Stock can, in some circumstances, give rise to deemed dividend income to such common stock holders. Such deemed dividend income is taxable to such holders in the taxable year of the adjustment (or failure to adjust). Any such deemed dividend with respect to Common Stock or Shares would be subject to U.S. federal withholding tax on dividend income to the same extent as an actual cash distribution, as described below under “U.S. Federal Income Tax Consequences to Non-U.S. Holders of the Acquisition, Ownership and Disposition of Shares and Common Stock — Distributions.” Because deemed distributions would not give rise to any cash from which any applicable withholding tax could be satisfied, we may withhold the U.S. federal tax on such dividend from any cash, shares of common stock or Shares, or sales proceeds otherwise payable to a non-U.S. holder.

Distributions

Cash distributions on Shares or Common Stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a Non-U.S. Holder’s basis in Shares or Common Stock, but not below zero, and then will be treated as gain from the sale of stock, which will be taxable according to rules discussed under the heading “Sale or Other Taxable Disposition of Shares and Common Stock,” below. Any cash dividends paid to a Non-U.S. Holder with respect to Shares or Common Stock generally will be subject to withholding tax at a 30% gross rate, subject to any exemption or lower rate under an applicable treaty if the Non-U.S. Holder provides us with a properly executed IRS Form W-8BEN-E or W-8BEN. A Non-U.S. Holder that provides us with a properly executed IRS Form W-8ECI (or other applicable form) relating to income effectively connected with the conduct of a trade or business within the U.S. will not be subject to the 30% withholding tax.

Although it is not entirely free from doubt, non-U.S. holders of Shares should not be subject to U.S. federal income tax upon the receipt of Common Stock issued as a dividend upon the conversion of Shares. Non-U.S. Holders should consult their tax advisors concerning the tax treatment of distributions of Common Stock made on the Shares.

Cash dividends that are effectively connected with the conduct of a trade or business within the U.S. are not subject to the withholding tax (assuming proper certification and disclosure), but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates, subject to an applicable treaty that provides otherwise. Any such effectively connected income received by a non-U.S. corporation may, under certain circumstances, be subject to an additional branch profits tax on its effectively connected earnings and profits at a 30% rate, subject to any exemption or lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of Shares or Common Stock who wishes to claim the benefit of an applicable treaty rate or exemption is required to satisfy certain certification and other requirements. If a Non-U.S. Holder is eligible for an exemption from or a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale or Other Taxable Disposition of Shares and Common Stock

In general, a Non-U.S. Holder of Shares or Common Stock will not be subject to U.S. federal income tax on gain recognized from a sale, exchange, or other taxable disposition of such Shares or Common Stock, unless:

•        the gain is effectively connected with a U.S. trade or business carried on by the Non-U.S. Holder (and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder), in which case the Non-U.S. Holder will be subject to tax on the net gain from the sale at regular graduated U.S. federal income tax rates, and if the Non-U.S. Holder is a corporation, may be subject to an additional U.S. branch profits tax at a gross rate equal to 30% of its effectively connected earnings and profits for that taxable year, subject to any exemption or lower rate as may be specified by an applicable income tax treaty;

•        the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the Non-U.S. Holder will be subject to a 30% tax on the gain from the sale, which may be offset by U.S. source capital losses; or

•        we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the Non-U.S. Holder’s holding period or the 5-year period ending on the date of disposition of Shares or Common Stock; provided, with respect to the Shares or Common Stock, that as long as Common Stock is regularly traded on an established securities market as determined under the Treasury Regulations (the “Regularly Traded Exception”), a Non-U.S. Holder would not be subject to taxation on the gain on the sale of Shares or Common Stock under this rule unless the Non-U.S. Holder has owned more than 5% of Common Stock at any time during such 5-year or shorter period (a “5% Shareholder”). Non-U.S. Holders should be aware that we have made no determination as to whether we are or have been a USRPHC, and we can provide no assurances that we are not and will not become a USRPHC in the future. In addition, in the event that we are or become a USRPHC, we can provide no assurances that the Shares or Common Stock will meet the Regularly Traded Exception at the time a Non-U.S. Holder purchases such securities or sells, exchanges or otherwise disposes of such securities. Non-U.S. Holders should consult with their own tax advisors regarding the consequences to them of investing in a USRPHC. As a USRPHC, a Non-U.S. Holder will be taxed as if any gain or loss were effectively connected with the conduct of a trade or business as described above in “Dividends” in the event that (i) such holder is a 5% Shareholder, or (ii) the Regularly Traded Exception is not satisfied during the relevant period

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to Non-U.S. Holders the amount of cash dividends paid on the Shares and Common Stock to Non-U.S. Holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

In general, a Non-U.S. Holder will not be subject to backup withholding with respect to payments of dividends that we make, provided we receive a statement meeting certain requirements to the effect that the Non-U.S. Holder is not a U.S. person and we do not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient. The requirements for the statement will be met if (1) the Non-U.S. Holder provides its name, address and U.S. taxpayer identification number, if any, and certifies, under penalty of perjury, that it is not a U.S. person (which certification may be made on IRS Form W-8BEN or W-8BEN-E, as applicable) or (2) a financial institution holding the instrument on behalf of the Non-U.S. Holder certifies, under penalty of perjury, that such statement has been received by it and furnishes us or our paying agent with a copy of the statement. In addition, a Non-U.S. Holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of a sale of Shares and Common Stock within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received, and we do not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code, that is not an exempt recipient, or the Non-U.S. Holder otherwise establishes an exemption. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is furnished in a timely manner to the IRS.

Rules Relating to Foreign Accounts

Generally, we will be required to withhold tax at a rate of 30% on dividends in respect of Shares and Common Stock held by or through certain foreign entities unless such entity is in compliance with its obligations under the Foreign Account Tax Compliance Act, or “FATCA.”

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Dawson James Securities, Inc. acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Preferred Stock indicated below.

Underwriter	Number of Preferred Shares
Dawson James Securities

Total

The underwriters and the representative are referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of Preferred Stock subject to their receipt and acceptance of the shares from us and subject to prior sale, and the underwriters’ right to reject any order in whole or in part. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Preferred Stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Preferred Stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares of Preferred Stock covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of Preferred Stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $[•] per share under the public offering price. After the initial offering of the shares of Preferred Stock, the offering price and other selling terms may from time to time be varied by the representative.

Delivery of the securities offered hereby is expected to occur on or about [•], 2025, subject to satisfaction of certain customary closing conditions.

Option to Purchase Additional Securities

We have granted the underwriters an option to purchase from us, at the public offering price, less the underwriting discounts and commissions, up to [•] additional Preferred Shares within 45 days from the date of this prospectus.

Underwriting Discounts, Fees and Expenses

In addition to the underwriting discounts and commissions to be received by the underwriters, we have agreed to reimburse the underwriters for their road show, diligence and legal expenses, including reasonable “blue sky” fees and expenses, up to an aggregate for all such expenses of $[•]. We have also agreed to reimburse the underwriters for all expenses relating to clearance of this offering with the Financial Industry Regulatory Authority.

We estimate the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $[•].

The table set forth below shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase an additional [•] shares of Preferred Stock.

	Per Share of Preferred Stock	Total without Over-Allotment Option		Total with Over- Allotment Option(1)
Public offering price	$25.00	$	[•]	$	[•]
Underwriting discounts and commissions(2)	$1.75	$	[•]	$	[•]
Proceeds to us, before expenses	$23.25	$	[•]	$	[•]

____________

(1)      Assumes the over-allotment option is exercised in full for Preferred Stock

(2)      Represents an underwriting discount equal to 7.5% of the gross offering proceeds.

Restriction on Sales of Capital Stock

The underwriting agreement will contain a restriction on sales of our capital stock by us, pursuant to which we will agree to not, for a period of 90 days after the date of the closing of this offering, subject to certain exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, our capital stock or any securities convertible into or exercisable or exchangeable for our capital stock; (ii) file or cause to be filed any registration statement with the Securities and Exchange Commission relating to the offering of our capital stock or any securities convertible into or exercisable or exchangeable for our capital stock other than the filing of a Registration Statement on Form S-8 and [•].

Lock-Up Agreements

All of our directors and executive officers (each a “lock-up party”) have agreed that, without the prior written consent of the representative on behalf of the underwriters, they will not, and will not publicly disclose an intention to, during the period ending 90 days after the date of this prospectus (the “restricted period”):

•        offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock; or

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock;

whether any such transaction described above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, we and each lock-up party agrees that, without the prior written consent of the representative on behalf of the underwriters, such lock-up party will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

a)      the sale of shares of Preferred Stock to the underwriters;

b)      the issuance of shares of Common Stock by us upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement;

c)      grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock (whether upon the exercise of stock options or otherwise) by us to our employees, officers, directors, advisors, or consultants pursuant to the terms of our equity compensation plan in effect on the date of this prospectus supplement and as described herein or in documents incorporated by reference herein;

d)      transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions;

e)      transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift; provided that in the case of any transfer or distribution pursuant to clause (e), (i) each donee or distributee shall sign and deliver a lock-up agreement and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock, shall be voluntarily made during the restricted period, and to the extent the lock-up party is required to file a report under Section 16(a) of the Exchange Act in connection with such transfer during the restricted period, the lock-up party shall include a statement in such report to the effect that the filing relates to a bona fide gift;

f)      distributions of shares of Common Stock or any security convertible into Common Stock to limited partners or stockholders of the lock-up party; provided that in the case of any transfer or distribution pursuant to clause (f), (i) each donee or distributee shall sign and deliver a lock-up agreement and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the restricted period; or

g)      facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of Common Stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up party or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Stock may be made under such plan during the restricted period.

The representative, in its sole sole discretion, may release the Common Stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

Other Matters

We have agreed to indemnify the Representative and certain other persons against certain liabilities, including civil liabilities under the Securities Act and the Exchange Act to advance costs of defense incurred in respect of those liabilities, and to contribute to payments that the Representative may be required to make in respect of those liabilities.

The Representative has informed us that it will not engage in over-allotment, stabilizing transactions or syndicate covering transactions in connection with this offering.

This prospectus in electronic format may be made available on websites or through other online services maintained by the Representative, or by its affiliates. Other than this prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by the Representative is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative and should not be relied upon by investors.

From time to time, Dawson James may provide various investment banking and other financial services for us for which services they may in the future receive customary fees. Except for services provided in connection with this offering, Dawson James has not provided any investment banking or other financial services preceding the date of this prospectus.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by Dawson James, or by its affiliates. Other than this prospectus in electronic format, the information on Dawson James’ website and any information contained in any other website maintained by Dawson James is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or Dawson James in its capacity as Representative, and should not be relied upon by investors.

LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for us by Blank Rome LLP. ArentFox Schiff LLP, Washington, DC, is acting as counsel to the underwriters in this offering.

EXPERTS

Safe and Green Development Corporation

The consolidated financial statements of Safe and Green Development Corporation and Subsidiaries for the two years ended December 31, 2024 and 2023 have been audited by M&K CPA’s, PLLC, independent registered public accounting firm, as set forth in their report thereon appearing in our Annual Report on Form 10-K for the year ended December 31, 2024, and incorporated by reference herein. Such consolidated financial statements are incorporated by reference herein in reliance upon such report, which includes an explanatory paragraph on our ability to continue as a going concern, given on the authority of such firm as experts in accounting and auditing.

Resource Group US Holdings LLC

The financial statements of Resource Group US Holdings LLC for the two years ended December 31, 2024 and 2023, included in this proxy statement/prospectus/information statement have been so included in reliance on the report of M&K CPA’s, PLLC, independent auditors, appearing elsewhere herein, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission this registration statement on Form S-1 with respect to the Securities being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the Securities offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. The SEC maintains an internet website that contains reports, proxy statements, and other information about registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The information contained in, or that can be accessed through, the SEC’s website is not incorporated by reference in, and is not part of, this prospectus or any prospectus supplement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s website at www.sec.gov. We are subject to the information and periodic reporting requirements of the Exchange Act, and we file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available at the website of the SEC referred to above. We maintain a website at https://ir.sgdevco.com/sec-filings. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 001-35023):

•        Our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on March 31, 2025;

•        Our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2025, filed with the SEC on May 15, 2025, and for the fiscal quarter ended June 30, 2025, filed with the SEC on August 15, 2025;

•        Our definitive proxy statement on Schedule 14A, filed with the SEC on February 6, 2024;

•        Our definitive proxy statement on Schedule 14A, filed with the SEC on May 31, 2024;

•        Our definitive proxy statement on Schedule 14A, filed with the SEC on September 30, 2024;

•        Our Current Reports on Form 8-K, filed with the SEC on January 22, 2025, February 3, 2025, February 5, 2025, February 12, 2025, February 18, 2025, February 27, 2025, March 5, 2025, March 10, 2025, March 11, 2025, as amended, April 10, 2025, June 4, 2025, as amended (except as set forth therein), June 24, 2025, June 27, 2025, July 2, 2025 and August 4, 2025; and

•        The description of the Common Stock contained in the Registrant’s Registration Statement on Form 10-K, filed with the SEC on March 31, 2024.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made with the SEC (i) on or after the date of the initial filing of the registration statement of which this prospectus forms a part and prior to effectiveness of such registration statement, and (ii) on or after the date of this prospectus but prior to the termination of the offering (i.e., until the earlier of the date on which all of the securities registered hereunder have been sold or the registration statement of which this prospectus forms a part has been withdrawn). Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements after the date of this prospectus and until the offering of securities covered by this prospectus has been completed. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

We will provide, without charge, to each person to whom a copy of this prospectus or any other supplement or amendment forming a part of the registration statement is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein and therein, including exhibits. Requests should be directed to:

Safe and Green Development Corporation
100 Biscayne Blvd., #1201
Miami, Florida 33132
(904) 496-0027

Copies of these filings are also available on our website at www.sgdevco.com. For other ways to obtain a copy of these filings, please refer to “Where You Can Find More Information” above.

Up to [•] Shares of Series B Non-Voting Convertible Preferred Stock

Up to [•] Shares of Common Stock Issuable Upon Conversion of
Shares of Series B Non-Voting Convertible Preferred Stock

_______________________________

Prospectus

_______________________________

Sole Bookrunner

Dawson James Securities, Inc.

        , 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions by Safe and Green Development Corporation (the “Registrant”) in connection with the offering of the securities being registered. All of the amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount
SEC registration fee	$
FINRA filing fee
Legal fees and expenses
Accounting fees and expenses
Printing and engraving expenses
Transfer agent and registrar fees
Miscellaneous fees and expenses
Total	$

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in our best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The DGCL further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except (i) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) a director for payments of unlawful dividends or unlawful stock repurchases or redemptions; (iv) for any transaction from which the director or officer derived an improper personal benefit; or (v) an officer in any action by or in the right of the corporation.

Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under Delaware law.

In addition, as permitted by Delaware law, our certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director, except to the extent such an exemption from liability thereof is not permitted under the DGCL.

As permitted by the DGCL, we have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as our officer, director, employee or agent or any of our affiliated enterprises. Under these agreements, we are not required to provide indemnification for certain matters, including:

•        indemnification beyond that permitted by the DGCL;

•        indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

•        indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of our stock;

•        indemnification for proceedings involving a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty, but only to the extent of such specific determination;

•        indemnification for proceedings or claims brought by an officer or director against us or any of our directors, officers, employees or agents, except for claims to establish a right of indemnification or proceedings or claims approved by our board of directors or required by law;

•        indemnification for settlements the director or officer enters into without our consent; or

•        indemnification in violation of any undertaking required by the Securities Act or in any registration statement filed by us.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

We have an insurance policy in place that covers our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

During the last three years, we have issued unregistered securities to the persons described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof or Rule 506(b) of Regulation D thereunder as a transaction not involving a public offering other than exchanges of securities that were exempt from the registration requirements of the Securities Act by virtue of Section 3(a)(9). The recipients both had access, through their relationship with us, to information about us.

On April 11, 2023, we granted an RSU under the 2023 Plan to Paul Galvin for 25,000 shares of our Common Stock, vesting fifty percent (50%) upon issuance, with the balance vesting quarterly on a pro-rata basis over the next eighteen (18) months of continuous service.

On April 11, 2023, we granted an RSU under the 2023 Plan to Nicolai Brune for 10,000 shares of our Common Stock, vesting fifty percent (50%) upon issuance, with the balance vesting quarterly on a pro-rata basis over the next eighteen (18) months of continuous service.

On April 11, 2023, we granted an RSU under the 2023 Plan to Caitlin Kelly for 5,000 shares of our Common Stock, vesting fifty percent (50%) upon issuance, with the balance vesting quarterly on a pro-rata basis over the next eighteen (18) months of continuous service.

On April 11, 2023, we granted an RSU under the 2023 Plan to Marc Brune for 5,000 shares of our Common Stock, vesting fifty percent (50%) upon issuance, with the balance vesting quarterly on a pro-rata basis over the next eighteen (18) months of continuous service.

On April 11, 2023, we granted an RSU under the 2023 Plan to Wendy Bravo for 5,000 shares of our Common Stock, vesting fifty percent (50%) upon issuance, with the balance vesting quarterly on a pro-rata basis over the next eighteen (18) months of continuous service.

On April 11, 2023, we granted an RSU under the 2023 Plan to David Villarreal for 32,500 shares of our Common Stock, vesting fifty percent (50%) upon issuance, with the balance vesting quarterly on a pro-rata basis over the next eighteen (18) months of continuous service.

On April 11, 2023, we granted an RSU under the 2023 Plan to Ahmad Cory Jubran for 937 shares of our Common Stock, 703 vesting upon issuance, with 1/3 of the balance vesting on each of July 1, 2023, October 1, 2023 and January 1, 2024 provided that such person provides continuous services.

On April 11, 2023, we granted an RSU under the 2023 Plan to Jordan Bem for 937 shares of our Common Stock, 703 vesting upon issuance, with 1/3 of the balance vesting on each of July 1, 2023, October 1, 2023 and January 1, 2024 provided that such person provides continuous services.

On April 11, 2023, we granted an RSU under the 2023 Plan to Nancy Guzman for 937 shares of our Common Stock, 703 vesting upon issuance, with 1/3 of the balance vesting on each of July 1, 2023, October 1, 2023 and January 1, 2024 provided that such person provides continuous services.

On April 11, 2023, we granted an RSU under the 2023 Plan to Eric Tate for 937 shares of our Common Stock, 703 vesting upon issuance, with 1/3 of the balance vesting on each of July 1, 2023, October 1, 2023 and January 1, 2024 provided that such person provides continuous services.

On April 11, 2023, we granted an RSU under the 2023 Plan to Kevin Rohani for 937 shares of our Common Stock, 703 vesting upon issuance, with 1/3 of the balance vesting on each of July 1, 2023, October 1, 2023 and January 1, 2024 provided that such person provides continuous services.

On April 11, 2023, we granted an RSU under the 2023 Plan to John Scott Magrane, Jr. for 625 shares of our Common Stock, with twenty-five percent (25%) vesting on each of April 1, 2023, July 1, 2023, October 1, 2023 and January 1, 2024 provided he continues to serve on our Board of Directors.

On April 11, 2023, we granted an RSU under the 2023 Plan to Jeffrey Tweedy for 625 shares of our Common Stock, with twenty-five percent (25%) vesting on each of April 1, 2023, July 1, 2023, October 1, 2023 and January 1, 2024 provided he continues to serve on our Board of Directors.

On April 11, 2023, we granted an RSU under the 2023 Plan to Peter DeMaria for 625 shares of our Common Stock, with twenty-five percent (25%) vesting on each of April 1, 2023, July 1, 2023, October 1, 2023 and January 1, 2024 provided he continues to serve on our Board of Directors.

On April 11, 2023, we granted an RSU under the 2023 Plan to Paul Galvin for 625 shares of our Common Stock, with twenty-five percent (25%) vesting on each of April 1, 2023, July 1, 2023, October 1, 2023 and January 1, 2024 provided he continues to serve on our Board of Directors.

On April 11, 2023, we granted an RSU under the 2023 Plan to Christopher Melton for 625 shares of our Common Stock, with twenty-five percent (25%) vesting on each of April 1, 2023, July 1, 2023, October 1, 2023 and January 1, 2024 provided he continues to serve on our Board of Directors.

On April 11, 2023, we granted an RSU under the 2023 Plan to Yaniv Blumenfeld for 625 shares of our Common Stock, with twenty-five percent (25%) vesting on each of April 1, 2023, July 1, 2023, October 1, 2023 and January 1, 2024 provided he continues to serve on our Board of Directors.

On May 16, 2023, we granted an RSU under the 2023 Plan to Alyssa Richardson for 625 shares of our Common Stock, with twenty-five percent (25%) vested upon issuance and twenty-five percent (25%) vesting on each of July 1, 2023, October 1, 2023 and January 1, 2024 provided she continues to serve on our Board of Directors.

In addition, on September 13, 2023, the Board of Directors declared a special stock dividend in the amount of 499 shares of our Common Stock for every one (1) share of our Common Stock to the holders of record of all the issued and outstanding shares of our Common Stock as of the close of business on September 13, 2023. In connection therewith, on September 15, 2023, we issued 499,999 shares of our Common Stock to SG Holdings, our sole stockholder as of the close of business on September 13, 2023.

On November 30, 2023, we closed a private placement offering of $700,000.00 in principal amount of our 8% convertible debenture (the “First 2023 Debenture”) to Peak One and a warrant (the “First 2023 Warrant”) to purchase up to 17,500 shares of our Common Stock to Peak One Investments. Pursuant to a securities purchase agreement, the Debenture was sold to Peak One for a purchase price of $630,000, representing an original issue discount of ten percent (10%). In connection with the offering we issued 5,000 shares of our restricted Common Stock as commitment shares.

In addition, on November 30, 2023, we entered into an equity purchase agreement with Peak One. Pursuant to the terms of the equity purchase agreement, we issued to Peak One Investments 5,000 shares of our restricted Common Stock as commitment shares.

On January 4, 2024, we issued 14,300 shares of our Common Stock pursuant to Put Notices under the Peak One equity purchase agreement.

On January 8, 2024, we issued 15,291 shares of our Common Stock in connection with the exercise, in full, of the First 2023 Warrant, on a cashless basis.

On February 7, 2024, we issued 25,000 shares of Common Stock to the members of Majestic World Holdings LLC (“MWH”) as partial consideration for the acquisition of MWH.

On February 16, 2024, we closed the second tranche of a private placement transaction and issued an 8% convertible debenture in the principal amount of $250,000 (the “Second 2023 Debenture”) to Peak One, a warrant (the “Second 2023 Warrant”) to purchase up to 6,250 shares of our Common Stock to Peak One Investments and 1,750 shares of our restricted Common Stock as commitment shares.

On March 1, 2024, we entered into a credit agreement with the Bryan Leighton Revocable Trust Dated December 13, 2023 pursuant to which the Lender agreed to provide us with a line of credit facility of up to a maximum of $250,000.

In consideration for the extension of the line of credit facility, we issued 7,716 shares of our restricted Common Stock to the Lender.

On March 8, 2024, we issued 49,945 shares of our Common Stock upon conversion of the First 2023 Debenture.

On March 11, 2024, we issued 5,000 shares of our Common Stock pursuant to a Put Notice under the Peak One equity purchase agreement.

On March 14, 2024, we issued 4,838 shares of restricted Common Stock to a consultant for marketing services.

On March 22, 2024, we closed the third tranche of a private placement transaction and issued an 8% convertible debenture in the principal amount of $250,000 (the “Third 2023 Debenture”) to Peak One, a warrant (the “Third 2023 Warrant”) to purchase up to 6,250 shares of our Common Stock to Peak One Investments and 1,750 shares of our restricted Common Stock as commitment shares.

On March 26, 2024, we issued 5,000 shares of restricted Common Stock to Marc Brune, as partial payment for consulting services.

On April 29, 2024, we closed the first tranche of a private placement transaction and issued an 8% convertible debenture in the principal amount of $350,000 (the “First 2024 Debenture”) to Peak One, a warrant (the “First 2024 Warrant”) to purchase up to 13,125 shares of our Common Stock to Peak One Investments and 4,000 shares of our restricted Common Stock as commitment shares.

On April 30, 2024, we issued 1,185 shares of our Common Stock upon the conversion in full of interest on the First 2023 Debenture.

On April 30, 2024, we issued 11,460 shares of our Common Stock upon the exercise, in full, of the Second 2023 Warrant and the Third 2023 Warrant, on a cashless basis.

On May 9, 2024, we issued 25,309 shares of Common Stock to Peak One upon conversion of the Second 2023 Debenture and partial conversion of the Third 2023 Debenture.

On May 9, 2024, we issued 25,000 shares of our Common Stock pursuant to Put Notices under the Peak One equity purchase agreement.

On May 22, 2024, we issued 10,000 shares of Common Stock to OBUS, LLC as partial consideration for the acquisition of the MyVonia Asset.

On May 23, 2024, we closed the second tranche of a private placement transaction and issued an 8% convertible debenture in the principal amount of $350,000 (the “Second 2024 Debenture”) to Peak One, a warrant (the “Second 2024 Warrant”) to purchase up to 13,125 shares of our Common Stock to Peak One Investments and 4,000 shares of our restricted Common Stock as a commitment fee.

On July 17, 2024, we issued 5,000 shares of Common Stock to Peak One pursuant to a Put Notice under the Peak One Equity Purchase Agreement.

On July 22, 2024, we issued 48,547 shares of Common Stock to Peak One upon conversion of the Third 2023 Debenture and partial conversion of the First 2024 Debenture.

On August 12, 2024, we entered into a securities purchase agreement, dated August 12, 2024 (the “Purchase Agreement”) with Arena Special Opportunities Partners II, LP, Arena Special Opportunities (Offshore) Master, LP, Arena Special Opportunities Partners III, LP, and Arena Special Opportunities Fund, LP (collectively, the “Arena Investors”) related to a private placement offering of up to five tranches of secured convertible debentures to the Arena Investors in the aggregate principal amount of $10,277,777 (together with warrants to purchase a number of shares of Common Stock equal to 20% of the total principal amount of the Debentures sold divided by 92.5% of the lowest daily VWAP (as defined in the Purchase Agreement) for the Common Stock during the ten consecutive trading day period preceding the respective closing dates. The closing of the first tranche was consummated on August 12, 2024 and we issued to the Arena Investors 10% original issue discount secured convertible debentures (the “First Closing Debentures”) in the aggregate principal amount of $1,388,888.75 and warrants to purchase up to an aggregate of 64,962 shares of Common Stock. To date, we have issued 375,533 shares of Common Stock to the Arena Investors upon the conversion of $1,250,000 aggregate principal amount of the First Closing Debentures.

On August 12, 2024, we also entered into a purchase agreement (the “ELOC Purchase Agreement”) with Arena Business Solutions Global SPC II, LTD (“Arena Global”), pursuant to which we shall have the right, but not the obligation, to direct Arena Global to purchase up to $50.0 million in shares of Common Stock in multiple tranches upon satisfaction of certain terms and conditions contained in the ELOC Purchase Agreement. On August 26, 2024, we issued 46,250 shares of Common Stock as a commitment fee to Arena Global in connection with entering into the ELOC Purchase Agreement and on August 30, 2024, we issued a warrant (“Arena Global Warrant”) to purchase up to 53,750 shares of Common Stock to Arena Global as a commitment fee in connection with entering into the ELOC Purchase Agreement. To date, we have issued 53,750 shares of Common Stock to Arena Global in connection with the exercise, in full, of the Arena Global Warrant.

On October 15, 2024, we issued 35,335 shares of our Common Stock to a marketing firm for services provided. The marketing firm was a sophisticated investor, received shares that had a restricted legend and had adequate access, through their relationship with the Company, to information about the Company.

On October 25, 2024, the closing of the second tranche under the Purchase Agreement was consummated and we issued to the Arena Investors 10% original issue discount secured convertible debentures (the “Second Closing Debentures”) in the aggregate principal amount of $2,222,222 and warrants to purchase up to an aggregate of 170,892 shares of Common Stock.

On November 6, 2024, we issued an additional 85,634 shares of Common Stock as an additional commitment fee to Arena Global in connection with entering into the ELOC Purchase Agreement.

On November 15, 2024, we issued a warrant to purchase up to 83,333 shares of Common Stock to Arena Global as a commitment fee in connection with entering into the ELOC Purchase Agreement.

On April 4, 2025, we entered into an amendment (the “First Amendment”) to the Securities Purchase Agreement, dated August 12, 2024, as amended on August 30, 2024 (the “Purchase Agreement”), between the Company and Arena Special Opportunities Partners II, LP, Arena Special Opportunities (Offshore) Master, LP, Arena Special Opportunities Partners III, LP, and Arena Special Opportunities Fund, LP (collectively, the “Arena Investors”) in connection with the closing of the third tranche of its private placement offering with Arena Investors pursuant to which we issued 10% convertible debentures (the “Third Closing Debentures” and together with the First Closing Debentures and the Second Closing Debentures, the “Arena Debentures”) in the aggregate principal amount of $555,555 to the Arena Investors. The Third Closing Debentures were sold to the Arena Investors for a purchase price of $500,000, representing an original issue discount of ten percent (10%). Based upon the floor price, the maximum number of shares of Common Stock issuable upon conversion of the Third Closing Debentures issued on April 4, 2025, is 461,043 shares of Common Stock.

On June 2, 2025, we closed the transaction contemplated by the Membership Interest Purchase Agreement, dated February 25, 2025, (the “Membership Interest Purchase Agreement”) with Resource Group US Holdings LLC, a Florida limited liability company (“Resource Group”), and the members of Resource Group (the “Equityholders”). At closing we issued to the Equityholders, as the purchase price for 100% of the membership interests of the Resource Group, the following: (i) $480,000 in principal amount of unsecured 6% promissory notes due on the first anniversary of the closing, (ii) 376,818 shares of restricted Common Stock equal to 19.99% of our outstanding shares of Common Stock on the date the Membership Interest Purchase Agreement was executed; and (iii) 1,500,000 shares of a newly designated series of non-voting Series A Convertible Preferred Stock (the “Series A Preferred Stock”) (which, subject to the approval of our stockholders and The Nasdaq Stock Market (“Nasdaq”) not objecting to the conversion and us continuing to meet and being eligible to meet the Nasdaq continued listing requirements after conversion), would be convertible into 9,000,000 restricted shares of Common Stock). We also agreed to issue, subject to shareholder approval, 41,182 additional shares of Common Stock to the Equityholders upon the approval of such issuance by our stockholders at our stockholders’ meeting and provided that we continue to meet, and are eligible to meet, the Nasdaq continued listing requirements.

On June 26, 2025, we issued a 10% convertible debenture (the “Debenture”) in the principal amount of $172,500 to an institutional investor in a private placement offering for a purchase price of $155,000, representing an original issue discount of ten percent (10%). In connection with the closing of the first tranche, we issued an aggregate total of 100,000 shares of restricted Common Stock to the investor and its designee as commitment shares. The Debenture matures twelve months from its date of issuance and bears interest at a rate of 10% per annum payable on the maturity date. The Debenture is convertible into such number of shares of Common Stock equal to the principal amount of the Debenture plus all accrued and unpaid interest at a Conversion Price equal to the closing price of our Common Stock on the trading day immediately preceding the conversion date, subject to adjustment for any stock splits, stock dividends, recapitalizations and similar events, as well as anti-dilution price protection provisions that are subject to a floor price of $0.19 (the “Debenture Floor Price”). Without giving effect to exercise limitations, assuming we converted the Debenture and all accrued interest in full into Common Stock at the Debenture Floor Price (assuming the Debenture accrued interest for a period one year), approximately 907,894 shares of our Common Stock would be issuable upon conversion.

On June 26, 2025, we issued a five-year pre-funded warrant exercisable for 300,000 shares of Common Stock at a strike price of $0.0001 per share to an investor as a commitment fee.

On June 26, 2025, we increased the amounts owing under the Arena Debentures from $1,874,723.51 to $1,921,092.60, an increase of 2.5%, and agreed to issue to each Arena Holder on or before July 18, 2025, an amount of restricted shares of Common Stock that is equal to five percent (5%) of the aggregate principal amount of each Arena Debenture (as increased), calculated based upon the lowest single day volume weighted average price of Common Stock in the five trading days preceding June 26, 2025.

On July 29, 2025, we issued 309,691 shares of Common Stock to two investors in a private placement offering at a purchase price equal to $0.9094, together with pre-funded warrants exercisable for 173,681 shares of Common Stock at a purchase price of $0.9094 less the $0.0001 exercise price, and five-year warrants to purchase 483,372 shares of Common Stock (with an exercise price of $0.9094 per share) at a purchase price of $0.125 per warrant for aggregate gross proceeds of $560,422. Dawson James Securities, Inc. acted as our financial adviser in connection with the offering and received as a fee 150,000 restricted shares of Common Stock and a $20,000 expense reimbursement.

On July 29, 2025, we issued a five-year pre-funded warrant exercisable for 100,000 shares of Common Stock at a strike price of $0.0001 per share.

The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their employment or other relationship with us or through other access to information provided by us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
2.1

Separation and Distribution Agreement by and between Safe & Green Holdings Corp. and the Registrant (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on September 28, 2023 (File No. 001-41581)).

2.2

Asset Purchase Agreement, dated May 7, 2024, by and between the Company and Dr. Axely Congress (incorporated herein by reference to Exhibit 2.1 to the Form 10-Q filed by the Registrant with the Securities and Exchange Commission on August 14, 2024 (File No. 001-41581)).

3.1

Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on September 19, 2023 (File No. 001-41581)).

3.2

Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on September 19, 2023 (File No. 001-41581)).

3.3

Certificate of Amendment to the Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 8, 2024 (File No. 001-41581))

3.4

Certificate of Amendment to the Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2024 (File No. 001-41581))

3.5

Amendment No. 1 to the Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on June 4, 2025 (File No. 001-41581))

3.6

Certificate of Designations of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on June 4, 2025 (File No. 001-41581))

3.7*	Form of Certificate of Designations of Series B Non-Voting Convertible Preferred Stock
4.1

Debenture, dated November 30, 2023, in the principal amount of $700,000 (incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on December 1, 2023 (File No. 001-41581)).

4.2

Warrant, dated November 30, 2023 (incorporated herein by reference to Exhibit 4.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on December 1, 2023 (File No. 001-41581)).

4.3

Debenture, dated February 15, 2024 in the principal amount of $250,000 (incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on February 22, 2024 (File No. 001-41581)).

4.4

Warrant, dated February 15, 2024 (incorporated herein by reference to Exhibit 4.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on February 22, 2024 (File No. 001-41581)).

4.5*	Description of Securities
4.6

Debenture, dated March 21, 2024 in the principal amount of $250,000 (incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on March 25, 2024 (File No. 001-41581)).

4.7

Warrant, dated March 21, 2024 (incorporated herein by reference to Exhibit 4.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on March 25, 2024 (File No. 001-41581)).

4.8

Debenture, dated April 29, 2024, in the principal amount of $350,000 (incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on May 3, 2024 (File No. 001-41581)).

4.9	Warrant, dated April 29, 2024 (incorporated herein by reference to Exhibit 4.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on May 3, 2024 (File No. 001-41581)).
4.10

Debenture, dated May 23, 2024, in the principal amount of $350,000 (incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on May 24, 2024 (File No. 001-41581)).

Exhibit No.	Description
4.11

Warrant, dated May 23, 2024 in the principal amount of $350,000 (incorporated by reference Exhibit 4.2 to the Current Report on Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 24, 2024 (File No. 001-41581))

4.12

Form of Debenture dated August 12, 2024 (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on August 14, 2024, File No. 001-41581)

4.13

Form of Warrant, dated August 12, 2024 (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on August 14, 2024, File No. 001-41581)

4.14

Form of Warrant to Arena Business Solutions Global SPC II Ltd (incorporated by reference to Exhibit 4.13 to the Registration Statement on Form S-1 filed by the Registrant with the Securities and Exchange Commission on August 30, 2024, File No. 333-281889)

4.15

Global Amendment to 10% Original Issue Discount Secured Convertible Debentures (incorporated by reference to Exhibit 4.14 to the Registration Statement on Form S-1/A filed by the Registrant with the Securities and Exchange Commission on September 20, 2024, File No. 333-281889)

4.16

Form of Debenture dated October 25, 2024 (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 31, 2024, File No. 001-41581)

4.17

Form of Warrant dated October 25, 2024 (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 31, 2024, File No. 001-41581)

4.18

Global Amendment No. 2 to 10% Original Issue Discount Secured Convertible Debentures dated October 31, 2024 (incorporated by reference to Exhibit 4.3 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 31, 2024, File No. 001-41581)

4.19	Form of Debenture, dated April 4, 2025 (incorporated by reference to Exhibit 4.1 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on April 10, 2025 (File No. 001-41581))
4.20	Form of Warrant, dated April 4, 2025 (incorporated by reference to Exhibit 4.2 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on April 10, 2025 (File No. 001-41581))
4.21	Global Amendment, dated April 4, 2025 (incorporated by reference to Exhibit 4.3 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on April 10, 2025 (File No. 001-41581))
4.22

Debenture, dated June 26, 2025, in the principal amount of $172,500 (incorporated by reference to Exhibit 4.1 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on July 2, 2025 (File No. 001-41581))

4.23

Form of Pre-Funded Warrant to be issued to Arena Business Solutions Global SPC II, LTD (incorporated by reference to Exhibit 4.2 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on July 2, 2025 (File No. 001-41581))

4.24	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on August 4, 2025 (File No. 001-41581))
4.25	Form of Warrant (incorporated by reference to Exhibit 4.2 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on August 4, 2025 (File No. 001-41581))
4.26	Arena Pre-Funded Warrant (incorporated by reference to Exhibit 4.3 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on August 4, 2025 (File No. 001-41581))
5.1*	Opinion of Blank Rome LLP
10.1

Shared Services Agreement by and between Safe & Green Holdings Corp. and the Registrant (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on September 28, 2023 (File No. 001-41581)).

10.2

Tax Matters Agreement by and between Safe & Green Holdings Corp. and the Registrant (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on September 28, 2023 (File No. 001-41581)).

10.3

Form of Indemnification Agreement to be entered into between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Amendment No. 1 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on February 6, 2023 (File No. 001-41581)).

Exhibit No.	Description
10.4

Fabrication Agreement by and between SG Echo, LLC and the Registrant (incorporated herein by reference to Exhibit 10.4 to the Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on December 23, 2022 (File No. 001-41581)).

10.5+

Form of 2023 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.5 to the Amendment No. 2 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on May 1, 2023 (File No. 001-41581)).

10.6

Renewal & Extension of Real Estate Note and Lien between the Registrant and Weinritter Realty, LP (incorporated herein by reference to Exhibit 10.6 to the Amendment No. 1 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on February 6, 2023 (File No. 001-41581)).

10.7

Second Lien Deed of Trust between the Registrant and Weinritter Realty, LP (incorporated herein by reference to Exhibit 10.7 to the Amendment No. 1 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on February 6, 2023 (File No. 001-41581)).

10.8

Promissory Note between the Registrant and Palermo Lender LLC (incorporated herein by reference to Exhibit 10.8 to the Amendment No. 1 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on February 6, 2023 (File No. 001-41581)).

10.9

Promissory Note between the Registrant and SG Blocks, Inc. (incorporated herein by reference to Exhibit 10.9 to the Amendment No. 1 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on February 6, 2023 (File No. 001-41581)).

10.10

Operating Agreement of JDI Cumberland Inlet, LLC (incorporated herein by reference to Exhibit 10.10 to the Amendment No. 1 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on February 6, 2023 (File No. 001-41581)).

10.11

Amended and Restated Operating Agreement of Norman Berry II Owners, LLC (incorporated herein by reference to Exhibit 10.11 to the Amendment No. 1 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on February 6, 2023 (File No. 001-41581)).

10.12+

Employment Agreement, dated February 3, 2023, with David Villarreal (incorporated herein by reference to Exhibit 10.12 to the Amendment No. 1 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on February 6, 2023 (File No. 001-41581)).

10.13+

Employment Agreement, dated February 14, 2023, with Nicolai Brune (incorporated herein by reference to Exhibit 10.13 to the Amendment No. 2 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on May 1, 2023 (File No. 001-41581)).

10.14

Loan Agreement, dated March 30, 2023, between LV Peninsula Holding LLC and Austerra Stable Growth Fund, LP (incorporated herein by reference to Exhibit 10.14 to the Amendment No. 2 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on May 1, 2023 (File No. 001-41581)).

10.15

Promissory Note, issued by LV Peninsula Holding LLC, dated March 30, 2023 (incorporated herein by reference to Exhibit 10.15 to the Amendment No. 2 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on May 1, 2023 (File No. 001-41581)).

10.16

Deed of Trust and Security Agreement, dated March 30, 2023 (incorporated herein by reference to Exhibit 10.16 to the Amendment No. 2 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on May 1, 2023 (File No. 001-41581)).

10.17

Assignment of Contract Rights, dated March 30, 2023 (incorporated herein by reference to Exhibit 10.17 to the Amendment No. 2 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on May 1, 2023 (File No. 001-41581)).

10.18

Mortgage, dated March 30, 2023 (incorporated herein by reference to Exhibit 10.18 to the Amendment No. 2 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on May 1, 2023 (File No. 001-41581)).

10.19

Guaranty, dated March 30, 2023 (incorporated herein by reference to Exhibit 10.19 to the Amendment No. 2 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on May 1, 2023 (File No. 001-41581)).

10.20

Loan Agreement, dated as of June 16, 2023, between Registrant and BCV S&G DevCorp (incorporated herein by reference to Exhibit 10.20 to the Amendment No. 4 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on June 30, 2023 (File No. 001-41581)).

Exhibit No.	Description
10.21

Escrow Agreement, dated as of June 21, 2023, among Registrant, Bridgeline Capital Partners S.A, acting on behalf BCV S&G DevCorp, and American Stock Transfer & Trust Company, LLC, as Escrow Agent (incorporated herein by reference to Exhibit 10.21 to the Amendment No. 4 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on June 30, 2023 (File No. 001-41581)).

10.22

Note Cancellation Agreement, effective as of July 1, 2023, by and between Safe & Green Holdings Corp. and Safe and Green Development Corporation (incorporated herein by reference to Exhibit 10.22 to the Amendment No. 6 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on August 18, 2023 (File No. 001-41581)).

10.23

Promissory Note, in the principal amount of $908,322.95, in favor of Safe and Green Development Corporation (incorporated herein by reference to Exhibit 10.23 to the Amendment No. 6 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on August 18, 2023 (File No. 001-41581)).

10.24

Amendment No. 1 to Loan Agreement, dated as of August 25, 2023, between Registrant and BCV S&G DevCorp. (incorporated herein by reference to Exhibit 10.24 to the Amendment No. 7 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on August 28, 2023 (File No. 001-41581)).

10.25+

Form of Director Offer Letter (incorporated herein by reference to Exhibit 10.25 to the Amendment No. 7 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on August 28, 2023 (File No. 001-41581)).

10.26

Amendment No. 2 to Loan Agreement, dated as of August 25, 2023, between Registrant and BCV S&G DevCorp. (incorporated herein by reference to Exhibit 10.26 to the Amendment No. 8 to Form 10 Registration Statement as filed by the Registrant with the Securities and Exchange Commission on September 12, 2023 (File No. 001-41581)).

10.27

Consulting Agreement between the Company and William Rogers entered into as of October 20, 2023 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 25, 2023 (File No. 001-41581)).

10.28

Securities Purchase Agreement, dated November 30, 2023 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on December 1, 2023 (File No. 001-41581)).

10.29

Registration Rights Agreement, dated November 30, 2023 (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on December 1, 2023 (File No. 001-41581)).

10.30

Equity Purchase Agreement, dated November 30, 2023 (incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on December 1, 2023 (File No. 001-41581)).

10.31

Registration Rights Agreement, dated November 30, 2023 (incorporated herein by reference to Exhibit 10.4 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on December 1, 2023 (File No. 001-41581)).

10.32

Contribution Agreement between LV Peninsula Holding LLC and Preserve Acquisitions, LLC entered into as of November 28, 2023 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on December 4, 2023 (File No. 001-41581)).

10.33

Master Purchase Agreement, dated December 17, 2023, by and between SG Echo LLC and Safe and Green Development Corporation (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on December 21, 2023 (File No. 001-41581))

10.34

Agreement of Sale between Safe and Green Development Corporation and Pigmental, LLC, dated January 31, 2024 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on February 6, 2024 (File No. 001-41581)).

10.35+

Amendment to Employment Agreement by and between the Company and David Villarreal dated February 2, 2024 (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on February 6, 2024 (File No. 001-41581)).

Exhibit No.	Description
10.36+

Amendment to Employment Agreement by and between the Company and Nicolai Brune dated February 2, 2024 (incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on February 6, 2024 (File No. 001-41581)).

10.37

Membership Interests Purchase Agreement, dated as of February 7, 2024, by and among Safe and Green Development Corporation, the members of Majestic World Holdings LLC listed therein, Majestic World Holdings LLC and Sellers Representative (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on February 13, 2024 (File No. 001-41581)).

10.38

Side Letter Agreement, dated as of February 7, 2024, by and among Safe and Green Development Corporation, Majestic World Holdings LLC and Sellers Representative (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on February 13, 2024 (File No. 001-41581)).

10.39^

Profit Sharing Agreement, dated as of February 7, 2024, by and between Safe and Green Development Corporation and Matthew A. Barstow on behalf of and as the duly authorized representative of the members identified therein (incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on February 13, 2024 (File No. 001-41581)).

10.40

Amendment No. 1 to the Securities Purchase Agreement, dated February 15, 2024 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on February 22, 2024 (File No. 001-41581)).

10.41

Amendment No. 1 to the Registration Rights Agreement, dated February 15, 2024 (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on February 22, 2024 (File No. 001-41581)).

10.42

Credit Agreement Dated March 1, 2024 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on March 11, 2024 (File No. 001-41581)).

10.43

Employment Agreement by and between Derek Villarreal and the Company (incorporated herein by reference to Exhibit 10.42 to the Form 10-K filed by the Registrant with the Securities and Exchange Commission on April 1, 2024 (File No. 001-41581)).

10.44

Consulting Agreement by and between Marc Brune and the Company (incorporated herein by reference to Exhibit 10.43 to the Form 10-K filed by the Registrant with the Securities and Exchange Commission on April 1, 2024 (File No. 001-41581)).

10.45

Extension Agreement, effective April 1, 2024, between LV Peninsula Holding LLC and Austerra Stable Growth Fund, LP (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on April 9, 2024 (File No. 001-41581)).

10.46

Loan Agreement, dated April 3, 2024, between LV Peninsula Holding LLC and Austerra Stable Growth Fund, LP (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on April 9, 2024 (File No. 001-41581))

10.47

Promissory Note, issued by LV Peninsula Holding LLC, dated April 3, 2024 (incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on April 9, 2024 (File No. 001-41581))

10.48

Deed of Trust and Security Agreement, dated April 3, 2024 (incorporated herein by reference to Exhibit 10.4 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on April 9, 2024 (File No. 001-41581))

10.49

Modification to Real Estate Mortgage, dated April 3, 2024 (incorporated herein by reference to Exhibit 10.5 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on April 9, 2024 (File No. 001-41581))

10.50

Guaranty, dated April 3, 2024 (incorporated herein by reference to Exhibit 10.6 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on April 9, 2024 (File No. 001-41581))

10.51

Amendment to Real Estate Sales Contract, dated as of April 29, 2024 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on May 1, 2024 (File No. 001-41581))

10.52

Commercial Contract between Safe and Green Development Corporation and Lithe Development Inc. (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on May 1, 2024 (File No. 001-41581))

Exhibit No.	Description
10.53

Securities Purchase Agreement, dated April 29, 2024 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on May 3, 2024 (File No. 001-41581)).

10.54

Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on May 3, 2024 (File No. 001-41581)).

10.55

Amendment to Real Estate Sales Contract, dated as of May 17, 2024 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on May 20, 2024 (File No. 001-41581)).

10.56

Amendment No. 1 to Securities Purchase Agreement, dated May 22, 2024 (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on May 24, 2024 (File No. 001-41581)).

10.57

Amendment No. 1 to Registration Rights Agreement, dated May 22, 2024 (incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on May 24, 2024 (File No. 001-41581)).

10.58

Commercial Contract Amendment between Safe and Green Development Corporation and Lithe Development Inc. effective as of July 18, 2024 (incorporated by reference to Exhibit 10.14 to the Form 10-Q filed by the Registrant with the Securities and Exchange Commission on August 14, 2024, File No. 001-41581)

10.59

Joint Venture Agreement dated July 23, 2024 between Safe and Green Development Corporation and Milk & Honey LLC (Sugar Phase I LLC) (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on July 29, 2024, File No. 001-41581)

10.60

Commercial Contract Amendment between Safe and Green Development Corporation and Lithe Development Inc. effective as of July 25, 2024 (incorporated by reference to Exhibit 10.15 to the Form 10-Q filed by the Registrant with the Securities and Exchange Commission on August 14, 2024, File No. 001-41581)

10.61

Commercial Contract Amendment between Safe and Green Development Corporation and Lithe Development Inc. effective as of August 8th, 2024 (incorporated by reference to Exhibit 10.16 to the Form 10-Q filed by the Registrant with the Securities and Exchange Commission on August 14, 2024, File No. 001-41581)

10.62^

Securities Purchase Agreement, dated August 12, 2024 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on August 14, 2024, File No. 001-41581)

10.63

Registration Rights Agreement, dated August 12, 2024 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on August 14, 2024, File No. 001-41581)

10.64

Security Agreement, dated August 12, 2024 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on August 14, 2024, File No. 001-41581)

10.65	Guaranty, dated August 12, 2024 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on August 14, 2024, File No. 001-41581)
10.66

Purchase Agreement, dated August 12, 2024 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on August 14, 2024, File No. 001-41581)

10.67

Amendment to Purchase Agreement, dated August 30, 2024 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on September 6, 2024, File No. 001-41581)

10.68^

Joint Venture Agreement, dated September 2, 2024, (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on September 6, 2024, File No. 001-41581)

10.69^

Joint Venture Agreement dated October 2, 2024 between Safe and Green Development Corporation and Properties by Milk & Honey LLC (Hacienda Oliva Phase II LLC) (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 7, 2024, File No. 001-41581)

Exhibit No.	Description
10.70

Modification Agreement, effective October 2, 2024 between SGB Development Corp. and Palermo Lender LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 18, 2024, File No. 001-41581)

10.71

Credit Extension Agreement, effective as of October 21, 2024, between Safe and Green Development Corporation and Bryan Leighton Revocable Trust dated 13 December 2023 (incorporated by reference to Exhibit 10.14 of the Current Report on Form 10-Q filed with the Securities and Exchange Commissions on November 14, 2024 (File No. 001-41581))

10.72

Registration Rights Agreement dated October 25, 2024, (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 31, 2024, File No. 001-41581)

10.73^

Amendment to the Membership Interest Purchase Agreement, dated November 4, 2024 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on November 5, 2024, File No. 001-41581)

10.74

Amendment to Joint Venture Agreement between Safe and Green Development Corporation and Properties by Milk & Honey LLC effective as of November 8, 2024 (amending JV Agreement with Sugar Phase I LLC dated July 23, 2024) (incorporated by reference to Exhibit 10.17 to the Form 10-Q filed by the Registrant with the Securities and Exchange Commission on November 14, 2024, File No. 001-41581)

10.75

Amendment to Joint Venture Agreement between Safe and Green Development Corporation and Milk & Honey LLC effective as of November 8, 2024 (amending JV Agreement with Pulga Internacional LLC dated September 2, 2024) (incorporated by reference to Exhibit 10.18 to the Form 10-Q filed by the Registrant with the Securities and Exchange Commission on November 14, 2024, File No. 001-41581)

10.76

Amendment to Joint Venture Agreement between Safe and Green Development Corporation and Milk & Honey LLC effective as of November 8, 2024 (amending JV Agreement with Hacienda Olivia Phase II dated September 24, 2024) (incorporated by reference to Exhibit 10.19 to the Form 10-Q filed by the Registrant with the Securities and Exchange Commission on November 14, 2024, File No. 001-41581)

10.77

Amendment to Purchase Agreement, dated November 15, 2024 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on November 15, 2024, File No. 001-41581)

10.78

Promissory Note issued by Pigmental, LLC, dated November 15, 2024 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on November 21, 2024, File No. 001-41581)

10.79

Amendment to Real Estate Sales Contract with Pigmental Studios dated November 13, 2024 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on November 21, 2024, File No. 001-41581)

10.80

Joint Venture Agreement, dated November 18, 2024 (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on November 22, 2024 (File No. 001-41581))

10.81

Joint Venture Agreement, dated November 18, 2024 (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on November 22, 2024 (File No. 001-41581))

10.82^

Loan Agreement, dated January 16, 2025 (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on January 22, 2025 (File No. 001-41581))

10.83

Unconditional Guaranty, dated January 16, 2025 (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on January 22, 2025 (File No. 001-41581))

10.84

Indemnity Agreement, dated January 16, 2025 (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on January 22, 2025 (File No. 001-41581))

10.85

Mutual Release and Discharge, dated January 29, 2025, between Safe and Green Development Corporation and Safe & Green Holdings Corp. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on February 3, 2025 (File No. 001-41581))

10.86

Commercial Contract between LV Peninsula Holding, LLC and Lithe Development Inc. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on February 5, 2025 (File No. 001-41581))

Exhibit No.	Description
10.87

Amendment to Operating Agreement, by and between the Company and Jacoby Development Inc., dated February 11, 2025 (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on February 12, 2025 (File No. 001-41581))

10.88

Forced Sale Agreement, by and between the Company and Jacoby Development Inc., dated February 11, 2025 (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on February 12, 2025 (File No. 001-41581))

10.89^

Membership Interest Purchase Agreement, dated February 25, 2025, by and among Safe and Green Development Corporation, Resource Group US Holdings LLC and the members of Resource Group (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on February 27, 2025 (File No. 001-41581))

10.90

Buyout Agreement, by and between Safe and Green Development Corporation and Properties by Milk & Honey LLC, dated March 6, 2025 (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on March 11, 2025 (File No. 001-41581))

10.91

First Amendment to Securities Purchase Agreement, dated April 4, 2025 (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on April 10, 2025 (File No. 001-41581))

10.92

Registration Rights Agreement, dated April 4, 2025 (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on April 10, 2025 (File No. 001-41581))

10.93

Amendment to Membership Interest Purchase Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on June 4, 2025 (File No. 001-41581))

10.94	Form of Promissory Note (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on June 4, 2025 (File No. 001-41581))
10.95	Note issued to James Burnham (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on June 4, 2025 (File No. 001-41581))
10.96

Amended and Restated Consulting Agreement, dated as of June 2, 2025, by and between Resource Group US LLC and AMC Environmental Consulting LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on June 24, 2025 (File No. 001-41581))

10.97

Amended and Restated Consulting Agreement, dated as of June 2, 2025, by and between Resource Group US LLC and JDB Consulting Services, Inc. (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on June 24, 2025 (File No. 001-41581))

10.98

Amendment to Promissory Note, dated June 23, 2025, by and among Safe and Green Development Corporation, Pigmental LLC, and Marina Martins (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on June 27, 2025 (File No. 001-41581))

10.99

Securities Purchase Agreement, dated June 26, 2025 (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on July 2, 2025 (File No. 001-41581))

10.100

Waiver and Consent of Arena Business Solutions Global SPC II, LTD, effective June 17, 2025 (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on July 2, 2025 (File No. 001-41581))

10.101

Waiver and Consent of Arena Special Opportunities Partners II, LP, Arena Special Opportunities (Offshore) Master, LP, Arena Special Opportunities Partners III, LP, and Arena Special Opportunities Fund, LP, effective June 26, 2025 (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on July 2, 2025 (File No. 001-41581))

10.102

Securities Purchase Agreement, dated July 29, 2025 (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on August 4, 2025 (File No. 001-41581))

Exhibit No.	Description
10.103

Consulting Agreement, dated July 29, 2025, by and between the Company and Bill Panagiotakopoulos (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on August 4, 2025 (File No. 001-41581))

10.104

Waiver and Consent with Arena Business Solutions Global SPC II (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on August 4, 2025 (File No. 001-41581))

10.105	Forbearance Agreement (incorporated by reference to Exhibit 10.4 to Form 8-K filed by the Registrant with the Securities and Exchange Commission on August 4, 2025 (File No. 001-41581))
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Independent Registered Public Accounting Firm for Safe and Green Development Corporation, M&K CPAS PLLC
23.2*	Consent of Independent Auditors for Resource Group US Holdings LLC, M&K CPAS PLLC
23.3	Consent of Blank Rome LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page of the initial Registration Statement)
99.1

Pro Forma Balance Sheet dated June 3, 2025 (incorporated by reference to Exhibit 99.2 to Form 8-K/A filed by the Registrant with the Securities and Exchange Commission on August 12, 2025 (File No. 001-41581))

99.2

Audited Financial Statements of Resource Group US Holdings LLC for the years ended December 31, 2024 and 2023 (incorporated by reference to Exhibit 99.3 to Form 8-K/A filed by the Registrant with the Securities and Exchange Commission on August 12, 2025 (File No. 001-41581))

99.3

Unaudited Pro Forma Combined Financial Information of Safe and Green Development Corporation (incorporated by reference to Exhibit 99.4 to Form 8-K/A filed by the Registrant with the Securities and Exchange Commission on August 12, 2025 (File No. 001-41581))

99.4

Unaudited Financial Statements of Resource Group US Holdings LLC for the three months ended March 31, 2025 and March 31, 2024 (incorporated by reference to Exhibit 99.5 to Form 8-K/A filed by the Registrant with the Securities and Exchange Commission on August 12, 2025 (File No. 001-41581))

107*	Filing Fee Table

____________

*        To be filed by amendment

+        Management contract or compensatory plan or arrangement.

^        Exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted exhibit to the SEC upon request.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(8)    The undersigned registrant hereby undertakes that:

(i)     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Miami, State of Florida, on the [•] day of [•], 2025.

SAFE AND GREEN DEVELOPMENT CORPORATION
By:
Name:	David Villarreal
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David Villarreal and/or Nicolai Brune, as his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Person	Capacity	Date
	Chief Executive Officer and Director	[•], 2025
David Villarreal	(Principal Executive Officer)
	Chief Financial Officer	[•], 2025
Nicolai Brune	(Principal Financial and Accounting Officer)
	Director	[•], 2025
Peter G. DeMaria
	Director	[•], 2025
John Scott Magrane, Jr.
	Director	[•], 2025
Christopher Melton
	Director	[•], 2025
Jeffrey Tweedy
	Director	[•], 2025
Bjarne Borg
	Director	[•], 2025
James D. Burnham
	Director	[•], 2025
Anthony M. Cialone